As filed with the Securities and Exchange Commission on June 10, 2021.

File Nos. ____________/811-04909

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	X
Pre-Effective Amendment No.
Post-Effective Amendment No.
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	X
Amendment No. 43	X

(Check appropriate box or boxes.)
SYMETRA SEPARATE ACCOUNT SL
(Exact Name of Registrant)
Symetra Life Insurance Company
(Name of Depositor)

777 108th Ave NE, Suite 1200, Bellevue, WA 98004
(Address of Depositor's Principal Executive Offices) (Zip Code)

Depositor’s Telephone Number, including Area Code (425) 256-8000
Name and Address of Agent for Service

Rachel Dobrow Stone
Symetra Life Insurance Company
Senior Counsel
777 108th Ave NE, Suite 1200
Bellevue, Washington 98004

Approximate date of Proposed Public Offering:
As Soon as Practicable after Effective Date of this registration statement

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of securities being registered:
Units of interest in a separate account under individual flexible premium variable life policies.

Prospectus
[____, 2021]

ACCUMULATOR VARIABLE UNIVERSAL LIFE
Issued through:
SYMETRA SEPARATE ACCOUNT SL (the "Variable Account")
By
SYMETRA LIFE INSURANCE COMPANY

This prospectus describes Accumulator Variable Universal Life, a flexible premium adjustable variable life insurance policy (“Policy”), offered by Symetra Life Insurance Company (“Symetra Life,” the “Company,” “We,” “Us” or “Our”).
As permitted by regulations adopted by the Securities and Exchange Commission effective January 1, 2021, paper copies of the shareholder reports for the Funds available under Your Policy will not be sent by mail, unless You specifically request paper copies of the reports from Us. Instead, the reports will be made available on a website, and You will be notified by mail each time a report is posted and provided with a website link to access the report. You may elect to receive all future reports in paper free of charge. You can inform Us that You wish to continue receiving paper copies of Your shareholder reports by calling 1-800-796-3872. Your election to receive reports in paper will apply to all Funds available under Your Policy.
Before investing, please read this prospectus carefully, along with the accompanying prospectuses for the Funds, and keep them for future reference. This prospectus does not constitute an offering in any jurisdiction in which the Policy may not lawfully be sold. Additional information about certain investment products, including variable life insurance, has been prepared by the SEC’s staff and is available at Investor.gov.

If You are a new investor in the Policy, You may cancel Your Policy within 10 days of receiving it without paying fees or penalties (the "Cancellation Period"). In some states this Cancellation Period may be different. See APPENDIX B: STATE VARIATIONS. Upon cancellation, You will receive a refund of the premium payments made, minus any loans taken. You should review this prospectus, or consult with Your investment professional (all references to "investment professionals" shall by definition include registered representatives), for additional information about the specific cancellation terms that apply.

The Policies are not deposits or obligations of, or guaranteed or endorsed by, any financial institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS	Page
APPENDIX B: STATE VARIATIONS	B-1
APPENDIX C: OPTIONAL BENEFIT EXAMPLES	C-1
PROSPECTUS BACK COVER	Back Page

Definitions

DEFINITIONS
Accumulated No Lapse Guarantee Premium: An amount equal to the sum of the No Lapse Guarantee Premiums for each month since the Issue Date.

Adjusted Premium: An amount equal to the sum of all premiums received since the Issue Date minus any withdrawals, and minus the Loan Amount.

Administrative Office: Either the Company’s mailing address for general correspondence and Written Notices (P.O. Box 34690, Seattle, Washington 98124), or the Company’s mailing address for premium payments after the Policy is issued (P.O. Box 34815, Seattle, Washington 98124).

Attained Age: The Insured’s age as of the nearest birthday on the Policy Date, plus the number of complete Policy Years since the Policy Date.

Beneficiary: The person or persons to whom the Death Benefit Proceeds are paid upon the death of the Insured. The Owner may designate primary, contingent and irrevocable Beneficiaries. A primary or Contingent Beneficiary named on the application may be changed as provided in the Policy.

Death Benefit: The amount payable to the Beneficiary, before adjustment for riders, loans and certain deductions, if the Insured dies while the Policy is in force.

Fixed Account: Part of the Company’s General Account to which Policy Value may be transferred or Net Premium Payments may be allocated under a Policy.
Fixed Policy Value: The Policy Value in the Fixed Account.
Fund: Any open-end management investment company or investment portfolio thereof, or unit investment trust or series thereof, in which a Subaccount invests.
General Account: The assets of the Company other than those allocated to the Variable Account or any other separate account of the Company.
Initial Premium Payment: The amount that the Owner pays before the Policy is issued.
Initial Specified Amount: The Specified Amount on the Issue Date.
Insured: The individual whose life is insured by the Policy. The Owner can be, but does not have to be, the same as the Insured.
Issue Age: The Insured’s age as of the nearest birthday on the Policy Date.
Issue Date: The date the Policy is issued and coverage begins under the Policy. The Policy is considered to be “in force” starting on the Issue Date.
Lapse: Termination of the Policy, without value, at the expiration of a Grace Period while the Insured is still living and before the Maturity Date.
Loan Account: A portion of the Company’s General Account to which Variable Policy Value or Fixed Policy Value is transferred to provide collateral for any loan taken under the Policy.
Loan Account Value: The Policy Value in the Loan Account.

Loan Amount: At any time other than a Policy Anniversary, the Loan Account Value plus any interest charges accrued on the Loan Account Value up to that time. On the Policy Anniversary, the Loan Amount equals the Loan Account Value.

Definitions
Monthly Anniversary Day: The same day as the Policy Date for each succeeding month. Whenever the Monthly Anniversary Day falls on a date other than a Valuation Day, the Monthly Anniversary Day will be deemed to be the immediately succeeding Valuation Day.

Net Amount at Risk: As of any Monthly Anniversary Day, the Death Benefit (discounted for the upcoming month) minus the Policy Value (before deducting the Monthly Deduction).
Net Premium Payment: The premium payment minus any premium charge.
Net Surrender Value: The Surrender Value minus any Loan Amount.
No Lapse Guarantee Period: Any period when the Adjusted Premium is greater than or equal to the Accumulated Minimum Monthly Premium prior to the Lapse Protection expiry date shown on the Policy specifications page.
Owner (You, Your): The person (or persons) who owns (or own) the Policy and who is (are) entitled to exercise all rights and privileges provided in the Policy. Ownership may be transferred, as provided in the Policy. Following a transfer of ownership, “You” and “Your” will refer to the new Owner. Singular references to Owner include all Owners if there is more than one. In the case of joint Owners, references to actions by the Owner shall mean all Owners acting jointly.

Planned Periodic Payment: The premium payment selected by the Owner that he or she (or they) plan(s) to pay on a monthly, quarterly, semi-annual, or annual basis over the life of the Policy.

Policy Anniversary: The same date in each Policy Year as the Policy Date.
Policy Date: The date used to determine the Issue Age. The Policy Date may be the Issue Date or any date up to six months prior to the Issue Date. Policy Years, Policy months, and Policy Anniversaries are measured from the Policy Date. The Policy Date is never the 29th, 30th or 31st of a month.
Policy Value: The sum of the Variable Policy Value, the Fixed Policy Value and the Loan Account Value.
Policy Year: A twelve-month period beginning on the Policy Date or on a Policy Anniversary.
Specified Amount: A dollar amount selected by the Owner that is used to determine the amount of the Policy’s Death Benefit. The Initial Specified Amount is shown in Your Policy. The actual amount We pay on the death of the Insured may be affected by tax law requirements and may be adjusted as described in the Policy.
Subaccount: A subdivision of the Variable Account, the assets of which are invested in a corresponding Fund.
Subaccount Value: The Policy Value in a Subaccount.
Surrender Value: The Policy Value minus any applicable surrender charge.
Unit: A unit of measure used to compute Subaccount Value.
Valuation Day: For each Subaccount, each day on which the New York Stock Exchange is open for business except for certain holidays listed in the prospectus for the Policy and days that a Subaccount’s corresponding Fund does not value its shares.
Valuation Period: The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.
Variable Policy Value: The sum of all Subaccount Values.
Written Notice: A written notice or request in a form satisfactory to the Company that is signed and dated by the Owner and received at Our Administrative Office. Alternatively, an instruction to the Company by the Owner on the Company’s website through the Owner’s online account pursuant to protocols established by the Company.

Definitions

KEY INFORMATION

Important information You should consider about the Policy.

FEES AND EXPENSES
Charges for Early Withdrawals
We will deduct a surrender charge if You surrender Your Policy during the first nine (9) Policy Years. The surrender charge is assessed per $1,000 of Initial Specified Amount. The maximum surrender charge is $57.96 per $1,000 of Initial Specified Amount. If You surrender Your Policy during the first nine (9) Policy Years, You could pay a surrender charge of up to $5,796 on a $100,000 Initial Specified Amount.

Upon each withdrawal, We may charge a $25 Withdrawal Processing Fee. This charge is currently waived.

For more information, see SURRENDER CHARGE.
Transaction Charges
In addition to surrender charges, You may also be charged for other transactions.
•A Premium Charge will apply to each Premium made to Your Policy.
•A Transfer Processing Fee of $25 may apply upon each transfer in excess of 24 transfers in a Policy Year. This charge is currently waived.

For more information, see CHARGES AND FEES.
Ongoing Fees and Expenses (annual charges)
In addition to surrender charges and transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Policy and the cost of optional benefits available under the Policy. These fees and expenses are set based on characteristics of the insured such as Attained Age, Issue Age, Risk Class of the Insured, and if permitted by state law, sex. You should view the Policy specifications page of Your Policy for rates applicable to Your Policy.

You will also bear expenses associated with the Funds made available under the Policy. For the fiscal year ended December 31, 2020, the minimum and maximum total operating expenses were as follows:

For more information, see CHARGES AND FEES.
	Annual Fees	Minimum Maximum
	Fund Fees and Expenses	0.10% 0.36%

RISKS
Risk of Loss	You may lose money by investing in the Policy.	For more information, see PRINCIPAL RISKS OF INVESTING IN THE POLICY
Not a Short-Term Investment
The Policy is not suitable as a short-term savings vehicle and, therefore, may not be the right kind of policy if You plan to withdraw money or surrender the Policy for short term needs. You may pay substantial charges if You surrender Your Policy.

For more information, see PRINCIPAL RISKS OF INVESTING IN THE POLICY
Risks Associated with Investment Options
Investment in the Policy is subject to the risk of poor investment performance of the Funds and can vary depending on the performance of the Funds available under the Policy. Each Fund and the Fixed Account has its own unique risk. You should review these investment options before making an investment decision.

For more information, see PRINCIPAL RISKS OF INVESTING IN THE POLICY

Definitions

RISKS
Insurance Company Risks
Investment in the Policy is subject to the risks related to Symetra Life. Any obligations, including obligations related to the Fixed Account, guarantees and benefits provided for under the Policy are subject to Our financial strength and claims paying ability. More information about Us, including Our financial strength ratings, is available upon request by calling 1-800-796-3872, or visiting Us at www.symetra.com/regulatoryreports.

For more information, see THE GENERAL ACCOUNT.
Policy Lapse
The Policy will Lapse if the Net Surrender Value is not sufficient to cover the Monthly Deduction due and the Policy is not in a No Lapse Guarantee Period. This could happen due to poor Subaccount investment performance, withdrawals, and unpaid loans and loan interest. The Death Benefit will not be paid if a Policy Lapses.

We will reinstate a Lapsed Policy only if our requirements for reinstatement are satisfied, including as to continued insurability of the Insured Person, and You will incur costs in connection with any reinstatement.

For more information, see POLICY LAPSE AND REINSTATEMENT.

RESTRICTIONS
Investments	You may allocate amounts under the Policy to one or more of the Subaccounts and to the Fixed Account.

We reserve the right to add, combine, restrict, or remove any Subaccount as an investment option under Your Policy. We further reserve the right to restrict or remove the Fixed Account as an investment option available under the Policy.
For more information, see APPENDIX A: PORTFOLIO COMPANIES AVAILABLE UNDER THE POLICY.
Optional Benefits
Accelerated Death Benefit for Chronic Illness Rider
This rider may not be exercised if You have exercised the Accelerated Death Benefit for Terminal Illness Rider.We may modify or stop offering this rider at any time.

Accelerated Death Benefit for Chronic Illness Plus Rider
This rider may not be exercised if You have exercised the Accelerated Death Benefit for Terminal Illness Rider. We may modify or stop offering this rider at any time.

Accelerated Death Benefit for Terminal Illness Rider
This rider may not be exercised if You have exercised the Accelerated Death Benefit for Chronic Illness or the Accelerated Death Benefit for Chronic Illness Plus Rider. We may modify or stop offering this rider at any time.

Overloan Lapse Protection Rider
This rider is only exercisable after Attained Age 75 and once the Policy has been in force for 15 completed Policy Years. Your Policy must utilize the Guideline Premium Test for Life Insurance and cannot be a Modified Endowment Contract at the time of exercise. Once exercised, Your Variable Policy Value will be transferred to the Fixed Account. We may modify or stop offering this rider at any time.

Waiver of Monthly Deductions Rider
This rider is only available if total disability, as defined in the rider, begins prior to Attained Age 65 and has existed continuously for at least 6 months. We may modify or stop offering this rider at any time.

For more information, see OTHER BENEFITS AVAILABLE UNDER THE POLICY.

Definitions

TAXES
Tax Implications
You should consult a competent tax professional before purchasing the Policy to determine the tax implications of an investment in the Policy.
Withdrawals may be subject to ordinary income tax and may be subject to additional taxes.
Lapse of a Policy on which there is an outstanding loan may have adverse tax consequences.
For more information, see TAXES.

CONFLICTS OF INTEREST
Investment Professional Compensation	Investment professionals who solicit sales of the policies receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the investment professional. We pay commissions as a percentage of premiums invested in the Policy.

	An investment professional may receive different compensation for selling different investment products and may have a financial incentive to offer or recommend the Policy over another investment product.	For more information, see DISTRIBUTION.
Exchanges
An investment professional may have a financial incentive to offer You a new policy in the place of a policy You already own.

You should not exchange this Policy for a new one unless You determine, after comparing the features fees and risks of both policies, that the exchange is preferable for You.

For more information, see DISTRIBUTION.

OVERVIEW OF THE POLICY

The Policy can be used for insurance protection and estate planning, as well as for other long-term financial goals. You should consider the Policy in conjunction with other insurance You own. It is designed to help meet long-term financial objectives. This Policy may be appropriate if You have a long investment time horizon and are looking to maximize the Death Benefit available to Your Beneficiaries after Your (or another insured’s) death.

Premiums. If the Insured is between the ages of 0 to 85, You may purchase a Policy and begin submitting premium payments. You may establish a schedule of monthly, quarterly, semi-annual or annual premium payments, but You are not required to pay premiums according to the schedule. You can change the frequency and amount of, skip, or make unplanned, premium payments. Payment of insufficient premiums may result in a Lapse of the Policy. However, failing to pay premiums, alone, will not cause the Policy to Lapse, and paying planned premiums will not guarantee that the Policy will remain in force. For more information, see PREMIUMS.

We reserve the right, at any time and without prior notice, to limit the amount or frequency of premium payments or refuse to accept a premium payment under the Policy.

Investment Options. You may allocate Your Net Premium Payments and Policy Value to one or more of the Subaccounts, each of which invests in a designated Fund. You may also allocate Net Premiums or Policy Value to the Fixed Account, which credits interest at a rate not less than the guaranteed interest rate.
A discussion of each Fund available as an investment option under the Policy can be found in APPENDIX A: PORTFOLIO COMPANIES AVAILABLE UNDER THE POLICY.

Death Benefit. The primary benefit of this Policy is life insurance coverage. For more information, see DEATH BENEFIT.
No Lapse Guarantee. Your Policy has a no lapse guarantee that provides a period of time where Your Policy will not enter the Grace Period even if Your Net Surrender Value is insufficient to cover the Monthly Deduction due. In addition, Your Policy includes riders that will help You manage some of the risk of Policy Lapse. The Overloan Lapse Protection Rider will prevent a Policy from lapsing due to insufficient Policy Value, as long as certain conditions are met. In addition, You can elect to add a Waiver of Monthly Deductions Rider that will help prevent the Policy from lapsing during a period of total disability, as

Definitions
defined in the rider. For more information on these and other riders, see OTHER BENEFITS AVAILABLE UNDER THE POLICY.
Access to Your Policy Value. Subject to certain restrictions, You can access the money in Your Policy by taking a loan against Your Net Surrender Value, making withdrawals after the first Policy Year, and by surrendering Your Policy for the Net Surrender Value. In addition, You can transfer Policy Value between or among any of the Subaccounts and the Fixed Account.
Supplemental Benefits and Riders. The Policy offers the following riders that provide supplemental benefits under the Policy.

1.Accelerated Death Benefit for Chronic Illness Rider
2.Accelerated Death Benefit for Chronic Illness Plus Rider
3.Accelerated Death Benefit for Terminal Illness Rider
4.Charitable Giving Benefit Rider
5.Overloan Lapse Protection Rider
6.Supplemental Protection Rider
7.Surrender Value Enhancement Rider
8.Waiver of Monthly Deductions Rider

An additional charge or fee upon exercising the benefit may apply to optional riders. For more information, see OTHER BENEFITS AVAILABLE UNDER THE POLICY.

Definitions

FEE TABLE

The following tables describe the fees and charges that You will pay (directly or indirectly) when buying, owning and surrendering or making withdrawals from Your Policy. If the amount of the charge depends on the personal characteristics of the Insured, the fee table lists the minimum and maximum charges We assess under the Policy, as well as the fees and charges of a typical Insured, with the characteristics set forth in the table. These fees and charges may not be typical of the fees and charges that You will pay. Please refer to Your Policy for information about the specific fees You will pay each year based on the options You have elected.
The first table describes the fees and charges that You will pay at the time You buy the Policy, pay premiums, make withdrawals from the Policy, surrender the Policy, or transfer Policy Value among the Subaccounts and (if available) the Fixed Account.
TRANSACTION FEES

Charge	When Charge is Deducted	Amount Deducted
PREMIUM CHARGE Guaranteed Maximum Charge	Upon payment of each premium	20%
SURRENDER CHARGE (1)(2)	At the time of any surrender during the first 9 Policy Years
Minimum and Maximum Charge		Minimum charge is $3.78 and maximum charge is $57.96 per $1,000 of Initial Specified Amount
Charge for 45-year old Male Super Preferred Non-Tobacco user (3)		Charge is $37.39 per $1,000 of Initial Specified Amount
WITHDRAWAL PROCESSING FEE (4)	Upon each withdrawal	$25
TRANSFER PROCESSING FEE (4)	Upon each transfer in excess of 24 transfers in a Policy Year	$25
ADDITIONAL ILLUSTRATION CHARGE (4)	Upon request for more than one illustration in a Policy Year	$25
(1)     A surrender charge is deducted if the Owner surrenders the Policy during the first 9 Policy Years. This charge varies by Policy duration and the Issue Age, and if permitted by state law, the sex of the Insured.
(2)    If You have elected the Surrender Value Enhancement Rider, an alternate Surrender Charge schedule will apply. See the Periodic Charges Other Than Annual Fund Expenses below.
(3)    The rates shown are for a 45-year-old male super preferred non-tobacco user for the first Policy Year only. The rates will change each Policy Year thereafter to reflect the Insured’s Attained Age. For more information on the rate that would apply to You, please contact Your investment professional or Us at our Administrative Office.
(4)    The charge shown is the maximum charge. This charge is currently waived.

The next table describes the fees and charges that You will pay periodically during the time that You own the Policy, not including Portfolio Company fees and expenses.

PERIODIC CHARGES OTHER THAN ANNUAL FUND EXPENSES

Charge	When Charge is Deducted	Amount Deducted
BASE POLICY CHARGE
Cost of Insurance (without extra ratings) (1) (2)	On the Policy Date and on each Monthly Anniversary Day
Minimum and Maximum Charge		Minimum charge is $0.01 and maximum charge is $83.33 per $1,000 of Net Amount at Risk
Charge for 45-year-old Male Super Preferred Non-Tobacco user (3)		Charge is $0.21 per $1,000 of Net Amount at Risk
Variable Policy Value Charge (As a % of Variable Policy Value)	On the Policy Date and on each Monthly Anniversary Day	For All Policy Years: 0.1% of Variable Policy Value
Expense Charge	On the Policy Date and on each Monthly Anniversary Day

Definitions

Charge	When Charge is Deducted	Amount Deducted
Minimum and Maximum Charge		Minimum charge is $0.21 and maximum charge is $8.83 per $1,000 of Initial Specified Amount
Charge for 45-year-old Male Super Preferred Non-Tobacco user (3)		Charge is $1.28 per $1,000 of Initial Specified Amount
Administrative Charge Guaranteed Maximum Charge	On the Policy Date and on each Monthly Anniversary Day	$60
OPTIONAL BENEFIT CHARGES
Accelerated Death Benefit for Chronic Illness Plus Rider	On the Policy Date and on each Monthly Anniversary Day
Minimum and Maximum Charge		Minimum charge is $0.00 and maximum charge is $22.65 per $1,000 of Net Amount at Risk
Charge for 45-year-old Male Super Preferred Non-Tobacco user (3)	For Policy Year 1	Charge is $0.13 per $1,000 of Net Amount at Risk
Overloan Lapse Protection Rider	At the time of exercise
Minimum and Maximum Charge		Minimum charge is 4.50% and maximum charge is 5.00% of Policy Value at the time of exercise
Charge for 45-year-old Male Super Preferred Non-Tobacco user (3)	At Attained Age 75	Charge is 4.50% of Policy Value at the time of exercise
Supplemental Protection Rider	On the Policy Date and on each Monthly Anniversary Day
Minimum and Maximum Charge		Minimum charge is $0.1 and maximum charge is $83.33 per $1,000 of Net Amount of Risk
Charge for 45-year-old Male Super Preferred Non-Tobacco user (3)		Charge is $0.21 per $1,000 Net Amount of Risk
Surrender Value Enhancement Rider	On the Policy Date	$500
Surrender Charge under the Surrender Value Enhancement Rider	At the time of any surrender during the first 9 Policy Years
Minimum and Maximum Charge		Minimum charge is $1.95 and maximum charge is $39.96 per $1,000 of Initial Specified Amount
Charge for 45-year-old Male Super Preferred Non-Tobacco user (3)		Charge is $3.73 per $1,000 of Initial Specified Amount
Waiver of Monthly Deduction Rider	On the Policy Date and on each Monthly Anniversary Day
Minimum and Maximum Charge		Minimum charge is $0.60 and maximum charge is $34.30 per $100 of benefit amount
Charge for 45-year-old Male Super Preferred Non-Tobacco user (3)		Charge is $8.46 per $100 of benefit amount

(1)    Current cost of insurance rates vary and may change based on a number of factors. See “Monthly Cost of Insurance Charge” in CHARGES AND FEES. The cost of insurance charges shown in the table likely do not represent the charges You will pay. For more information on the cost of insurance charge that would apply to You, please contact Your investment professional or Us at our Administrative Office.
(2)     We may place an Insured in a substandard Risk Class with extra ratings that reflect higher mortality risks and that result in higher cost of insurance rates. For certain Risk Classes, We may add a surcharge to the cost of insurance rates.
(3)     The rates shown are for a 45-year-old male super preferred non-tobacco user for the first Policy Year on Face Amounts over $1 million. The rates will change each Policy Year thereafter to reflect the Insured’s Attained Age. For more information on the rate that would apply to You, please contact Your investment professional or Us at our Administrative Office.

Definitions
ANNUAL FUND EXPENSES
The Total Annual Fund Expense Table shows the minimum and maximum total operating expenses (before any fee waiver or expense reimbursement) charged by any of the Funds that You may pay periodically during the time You own a Policy. These expenses may be different in the future. A complete list of Funds available under the Policy, including their annual expenses, may be found at the back of this document in APPENDIX A: PORTFOLIO COMPANIES AVAILABLE UNDER THE POLICY.

Total Annual Fund Expenses	Minimum	Maximum
Total Annual Fund Expenses (total of all expenses that are deducted from Fund assets, including management fees, distribution (12b-1) fees and other expenses)	0.10%	0.36%

Definitions
POLICY DIAGRAM

Your Premium
You make a premium payment
We deduct a premium charge
Net Premium
We hold Net Premium in a Fixed Account during the Cancellation Period
After the Cancellation Period, We allocate Net Premium to the Fixed Account and/or the Subaccounts according to your instructions
Fixed Option
We also transfer Policy Value to a Fixed Account when you take a Policy loan
We hold amounts allocated to the Fixed Account in our General Account
Variable Investment Options
We hold amounts allocated to the Subaccounts in the Variable Account
Portfolio Companies
Each Subaccount invests in shares of a corresponding Fund.
Fund Expenses
Portfolio Companies deduct advisory fees and other expenses from their Funds
We make Monthly Deductions
Every month We deduct:
Cost of insurance charge
Administrative charge
Expense charge
Rider charge (if applicable)
Variable Policy Value charge
Loan Account Value
Policy Value set aside to secure a Policy loan
Policy Value
Variable Policy Value + Fixed Policy Value + Loan Account Value
If You make a withdrawal
We may deduct a withdrawal processing fee. This charge is currently waived.
If You surrender Your Policy during the first 9 Policy Years
We deduct a surrender charge
If You make a transfer
We may deduct a transfer processing fee. This charge is currently waived.

Definitions

PRINCIPAL RISKS OF INVESTING IN THE POLICY

POLICY RISKS
Investment Risk. You may allocate Your Policy Value to one or more of the Subaccounts, each of which invests in a designated Fund. Depending upon market conditions, You can make or lose Policy Value in any of these Subaccounts; Your Policy Value will increase or decrease as a result of investment performance. If investment performance is very poor, You could lose everything that You invest and Your Policy could Lapse without value. There is no assurance that any Fund will achieve its stated objective.

Risk of Lapse. Net Premiums that do not offset prior Monthly Deductions, poor Subaccount investment performance, withdrawals, and unpaid loans and loan interest, may cause a Policy to Lapse, which means that You will no longer have insurance coverage. If the Overloan Lapse Protection Rider is exercised, Your Policy will not lapse due to insufficient Policy Value as long as the requirements of that Rider are met. If You have elected the Waiver of Monthly Deductions Rider, We will waive the Monthly Deductions while the Insured is totally disabled, as defined in the rider. This will help ensure that the Policy does not lapse during a period of total disability. Unless Your Policy is in a No Lapse Guarantee Period,Your Policy will remain in force only as long as the Net Surrender Value is sufficient to cover Your Monthly Deductions. A Policy Lapse may have adverse tax consequences.
Risk of Withdrawals or Surrender. The Policy is designed to help meet long-term financial objectives by paying a Death Benefit to the named Beneficiary(ies). The Policy is not suitable as a short-term savings vehicle and, therefore, may not be the right kind of policy if You plan to withdraw money or surrender the Policy for short-term needs. You may pay substantial charges or additional taxes if You surrender or make withdrawals from Your Policy. Please discuss Your insurance needs and financial objectives with Your investment professional.
Risk of an Increase in Current Fees and Charges. Certain fees and charges are currently assessed at less than their guaranteed maximum levels. In the future, these charges may be increased up to the guaranteed maximum levels. If fees and charges are increased, You may need to increase the amount and/or frequency of premiums to keep the Policy in force. Because of its fees and charges, it may not provide as great a growth in Policy Value as some other variable universal life insurance policies on the market today.

Risk of Loans. There are risks involved in taking a Policy loan, including possible adverse tax consequences. For example, if Your Policy is a MEC, the loan may be taxable and may be subject to a 10% additional tax. If a loan is outstanding and Your Policy Lapses, the amount of any unpaid loans will be treated as a distribution and will be taxable to the extent of gain in the Policy. See “Modified Endowment Contracts” in TAXES for more information. You should consult a tax professional before taking out a Policy loan.

Risks of Limited Access to Cash Value. Withdrawals are not available in the first policy year; however, full surrenders are permitted. We reserve the right to reject a withdrawal request that would cause the Specified Amount of a Policy to be reduced below a minimum amount shown in Your Policy. The minimum withdrawal is $250 and the maximum withdrawal is Your Net Surrender Value minus three months' worth of Policy charges. There may be little to no cash value available for loans and withdrawals in the Policy’s early years.

Risk of Adverse Tax Consequences. Certain transactions (including, but not limited to, withdrawals, surrenders and loans) may lead to a taxable event. Under certain circumstances, Your Policy may become a “Modified Endowment Contract” (MEC). Under federal tax law, loans, collateral assignments, withdrawals, and other pre-death distributions received from a MEC Policy are taxed as income first and recovery of cost basis, second. Also, distributions includable in income received before You attain age 59½ may be subject to a 10% additional tax. Existing tax laws that benefit this policy may change at any time.

Risk of Limits Imposed on Transfers. We do not currently charge for transfers, but we reserve the right to charge up to $25 per transfer, after the first 24 transfers in a Policy Year. We have adopted procedures to limit excessive transfer activity. In addition, each Fund may restrict or refuse certain transfers among, or purchases of shares in their Portfolios as a result of certain market timing activities. You should read each Fund’s prospectus for more details. The minimum amount You may transfer is $100. If, after the transfer, the amount remaining in the Subaccount(s) or the Fixed Account would be less than the minimum amount that may be transferred, We reserve the right to transfer the entire Subaccount Value or Fixed Policy Value instead of the requested amount. The maximum amount an Owner may transfer from the Fixed Account each Policy Year after the first Policy Year is the greater of (i) 25% of the Fixed Policy Value measured on the preceding Policy Anniversary and (ii)

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the total dollar amount transferred from the Fixed Account in the immediately preceding Policy Year. Due to this limit, it could take a number of years to fully transfer or withdraw a current balance from the Fixed Account. We may also limit the number of investment options to which you may transfer cash value, and, under certain conditions, we may have to approve transfers to the Fixed Account.

Risks Associated with the Company. Investment in the Policy is subject to the risks related to Symetra Life. Any obligations, including obligations related to the Fixed Account, guarantees, and benefits provided for under the Policy are subject to Our financial strength and claims paying ability. The assets of Our General Account support Our insurance and annuity obligations and are subject to Our general liabilities from business operations and to claims by Our creditors. Policy Value in the Fixed Account, plus any guarantees under the Policy that exceed Your Policy Value (such as those that may be associated with the Death Benefit), are paid from Our General Account. We maintain a minimum amount of capital in excess of assets that offset reserves, which acts as a cushion in the event that we suffer financial impairment, based on certain risks in Our operations. For the Company, such risks include those associated with losses that We may incur as the result of defaults on the payment of interest or principal on assets held in Our General Account, which include bonds, loans secured by mortgages, and equity securities, as well as the loss in value of these investments resulting from a loss in their market value.

SYMETRA LIFE, SYMETRA SEPARATE ACCOUNT SL, THE GENERAL ACCOUNT, THE FIXED ACCOUNT, AND THE FUNDS

SYMETRA LIFE
Symetra Life Insurance Company provides individual and group life, accident and health insurance, and annuity products and is licensed to do business in the District of Columbia, Puerto Rico and all states except New York. Our Home Office is located at 777 108th Avenue NE, Bellevue, Washington 98004.

SYMETRA SEPARATE ACCOUNT SL
The Variable Account is divided into Subaccounts, each of which invests in the shares of a specific Fund. These Subaccounts buy and sell Fund shares at net asset value without any sales charge. Any dividends and distributions from a Fund are reinvested at net asset value in shares of that Fund.
Under Iowa law, the assets in the Variable Account are the property of Symetra Life. Variable Account assets are held separately from Symetra Life’s other assets and are not part of Our General Account. Variable Account assets may not be used to pay any of Our liabilities other than those arising from the Policies and other variable life insurance policies We issue through the Variable Account. Income, gains and losses realized or unrealized from the assets allocated to a Subaccount are credited to or charged against such Subaccount without regard to other income, gains or losses of Symetra Life. If the Variable Account’s assets exceed the required reserves and other liabilities, We may transfer the excess to Our General Account.
Promises We make in the Policy are general obligations of Symetra Life and are not dependent on assets in the Variable Account.
Changes to the Variable Account. Where permitted by applicable law, We reserve the right to make certain changes to the structure and operation of the Variable Account, which may include:

•Transferring assets supporting the Policies from one Subaccount to another or from the Variable Account to another separate account;
•Removing, combining, or adding Subaccounts, and making the combined or added Subaccounts available for allocation of premium payments;
•Closing certain Subaccounts to allocations of new premium or transfer of Policy Value by existing or new Owners;
•Substituting shares of a Fund, which may have different fees and expenses, for shares of a Fund in which a Subaccount currently invests;
•Combining the Variable Account with other separate accounts and/or creating new separate accounts;
•Deregistering the Variable Account under the 1940 Act, or operating the Variable Account or any Subaccount as a management investment company, or as any other form permitted by law;
•Managing the Variable Account under the direction of a committee at any time;
•Making any changes required by applicable law or regulation; and
•Modifying the provisions of the Policy to reflect changes to the Subaccounts and the Variable Account and to comply with applicable law.

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We will notify You of any changes. We reserve the right to make other structural and operational changes affecting the Variable Account.
THE GENERAL ACCOUNT
The Fixed Account is part of Symetra Life’s General Account. Unlike premium payments and Policy Value allocated to the Variable Account, We assume the risk of investment gain or loss on amounts held in the Fixed Account. The assets of the General Account may be used to pay the claims of any of Our policy owners as well as Our creditors. The General Account invests its assets in accordance with state insurance law.
The assets of Our General Account support Our insurance and annuity obligations and are subject to Our general liabilities from business operations and to claims by Our creditors. Policy Value in the Fixed Account, plus any guarantees under the Policy that exceed Your Policy Value (such as those that may be associated with the Death Benefit), are paid from Our General Account. The Company complies with State insurance laws and regulations require that life insurance companies, including the Company, to hold assets in its General Account equal to a special liability called “reserves” which, under such laws and regulations, are considered by the insurance regulators to be sufficient for the Company to meet its contractual obligations to policyholders. State insurance regulators also require life insurance companies to maintain a minimum amount of capital in excess of assets that offset reserves, which acts as a cushion in the event that the insurer suffers financial impairment, based on the specific risks in the insurer’s operations.
THE FIXED ACCOUNT
The Fixed Account consists of assets owned by Symetra Life other than those in the Variable Account.
Policy Value in the Fixed Account will be credited with interest based on rates that are set by Us. The credited interest rates will never be less than the minimum shown in Your Policy. You bear the risk that the rate of interest that We credit will not exceed that minimum. We may declare more than one interest rate for different money based upon the date of allocation or transfer to the Fixed Account. For purposes of crediting interest, Policy Value deducted, transferred or withdrawn from the Fixed Account is accounted for on a “first-in, first-out” basis.
Net Premium is placed in the Fixed Account during the Cancellation Period. See "Cancellation Period” in PURCHASING A POLICY for more information. We reserve the right to restrict or remove the Fixed Account as an investment option available under the Policy.
Interests in the Fixed Account are not securities and therefore Our offering of such interests pursuant to the Policies has not been registered with the SEC.

THE FUNDS
Each Subaccount of the Variable Account invests in shares of a corresponding Fund. A description of the Funds available under the Policy, including each Fund’s type, name, investment advisor and any sub-advisor, current expenses and performance is available under APPENDIX A: PORTFOLIO COMPANIES AVAILABLE UNDER THE POLICY.
You can also find more detailed information about the Funds in the Fund prospectuses. You can obtain free copies of the Fund prospectuses by contacting Us at 1-800-796-3872 or by visiting www.symetra.com/regulatoryreports. You should read the Fund prospectuses carefully. If You received a summary prospectus for a Fund listed below, please follow the directions on the first page of the summary prospectus to obtain a copy of the full prospectus.

VOTING RIGHTS
Symetra Life is the owner of the Funds’ shares. However, when a Fund solicits proxies in connection with a shareholder vote, We will ask You for instructions as to how to vote those shares attributable to Your Variable Policy Value indirectly invested in that Fund. Before a vote of a Fund’s shareholders occurs, You will receive voting materials in accordance with the procedures established by the Fund. You will have the right to instruct Us on the number of Fund shares that corresponds to the amount of Policy Value that You have in that Fund. Your number of votes is calculated separately for each Subaccount and may include fractional votes.

We vote Fund shares for which no timely instructions are received from Owners in proportion to the voting instructions that are received from other Owners with respect to that Fund. For this reason, a small number of Owners may control the outcome of a vote. Should We determine that We are permitted by law to do so, We will vote the shares in Our own right. You have no voting rights with respect to values in the Fixed Account.

Definitions
Disregard of Voting Instructions. Symetra Life may, when required to do so by state insurance authorities, vote shares of the Funds without regard to instructions from Owners if such instructions would require the shares to be voted to cause any Fund to make (or refrain from making) investments which would result in changes in the sub classification or investment objectives of the Fund. Symetra Life may also disapprove changes in the investment policy initiated by the owners or trustees of the Funds. Symetra Life will disapprove such changes if it believes disapproval is reasonable and it determines in good faith that the change would:

•violate state or federal law;
•be inconsistent with the investment objectives of the Funds; or
•vary from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives and underlying other variable policies offered by Symetra Life.

In the event that Symetra Life does disregard voting instructions, a summary of this action and the reasons for such action will be included in the next semi-annual or annual report to Owners.

CHARGES AND FEES

This section describes the charges and deductions that We make under the Policy in consideration for the services and benefits We provide, the costs and expenses We incur, and the risks We assume. We may profit from the charges and fees and We may use any such profits for any purpose, including payment of distribution expenses. The current and maximum guaranteed levels of the charges and deductions are presented in the Fee Table. We may, in our sole discretion, charge less than the maximum guaranteed levels.

In the determination and redetermination of any charges or fees described in this section, We, in Our sole discretion, may consider factors including, but not limited to: (a) Policy duration, (b) the sex, Attained Age, Issue Age and Risk Class of the Insured, (c) Our expectations as to future mortality experience, (d) Our expectations as to future Policy persistency experience, (e) taxes, (f) capital and reserve requirements, (g) investment earnings, (h) other expenses, and (i) Company profit objectives. We review charges and fees on an ongoing basis based on Our expectations as to factors (a) – (i) and other factors in Our sole discretion. In addition, changes in charges or fees are made on a uniform basis for Insureds of the same class as defined by Attained Age, Issue Age, Risk Class, Specified Amount, Policy duration, and if permitted by state law, sex. Charges and fees will never be greater than the Guaranteed charges and fees stated in Your Policy. This paragraph does not apply to the surrender charge, which is a guaranteed charge, described in this section below.
PREMIUM CHARGE
Upon payment of each premium, We will deduct a premium charge before We allocate the Net Premium Payments to the Subaccounts or the Fixed Account. The guaranteed maximum premium charge is shown on the Policy specifications page. The premium charge compensates Us for certain sales expenses and state and federal tax liabilities associated with the Policies.
MONTHLY DEDUCTION
Each month We will deduct an amount from Your Policy Value to pay for the benefits provided by Your Policy. This is referred to as the "Monthly Deduction" and consists of the:
•the monthly administrative charge; plus
•the monthly expense charge; plus
•the monthly cost of insurance charge; plus
•the monthly Variable Policy Value charge; plus
•the monthly cost of additional benefits provided by riders.

We deduct this charge on the Policy Date and on each Monthly Anniversary Day thereafter until the Policy Anniversary nearest the Insured's 120th birthday ("Maturity Date"). We reduce Subaccount Values by liquidating Units and any Fixed Policy Value either in the proportion that each Subaccount Value and any Fixed Policy Value bears to the Policy Value (less any Loan Account Value), or as directed by the Owner. Because portions of the Monthly Deduction (such as cost of insurance) can vary, the Monthly Deduction will also vary. The guaranteed maximum amounts of these charges are shown on the Policy specifications page.

Definitions
Monthly Administrative Charge. We deduct a monthly administrative charge from Your Policy Value to compensate Us for issue and administrative costs. The guaranteed maximum monthly administrative charge is shown on the Policy specifications page.

Monthly Expense Charge. We deduct a monthly expense charge from Your Policy to compensate Us for Our costs for sales, administration, capital, taxes, and a variety of other expenses. This charge is expressed as an amount per $1,000 of Initial Specified Amount. If the Specified Amount decreases, the monthly expense charge will not reflect the change in the Specified Amount. If the Specified Amount increases, Your Policy will incur an additional monthly expense charge based upon the Specified Amount increase and the insured’s Attained Age at that time.

Monthly Cost of Insurance Charge. The monthly cost of insurance charge depends upon a number of variables that cause the charge to vary from Policy to Policy and from month to month. The charge is computed as of the beginning of each Policy month and is equal to the cost of insurance rate multiplied by the Net Amount at Risk.

The "Risk Class" is a category in which each prospective Insured is placed by the Company as a result of underwriting the Owner's application. Risk Classes reflect the Company's assessment of the life expectancy of the Insureds in the class and will affect the cost of insurance rates. In determining underwriting classifications, We apply certain criteria that are based on an assessment of the Insured’s life expectancy. We currently place Insureds into preferred or standard Risk Classes: standard nicotine, preferred nicotine, standard non-nicotine, standard plus non-nicotine, preferred non-nicotine, super preferred non-nicotine. We also place Insureds in substandard Risk Classes with extra ratings that reflect higher mortality risks and will result in higher cost of insurance rates. Examples of reasons an Insured may be placed into a substandard Risk Class include (where permitted by state law), but are not limited to, medical history, avocation, occupation, driving record, or planned future travel.
The guaranteed rates for standard classes are based on the 2017 Commissioners' Standard Ordinary Composite Mortality Tables, and if permitted by state law, Male or Female ("2017 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of or additions to the 2017 CSO Tables that are relevant to Your Policy. Cost of insurance rates for an Insured in a non-nicotine class are less than or equal to rates for an Insured of the same age and if permitted by state law, sex in a nicotine class.
For a better understanding of how the cost of insurance and other charges affect Policy Values, You should request a personalized illustration from Your investment professional.
Monthly Variable Policy Value Charge. We deduct a monthly charge as a percentage of Your Variable Policy Value. We may use revenue from this charge to cover a variety of types of expenses, including sales expenses.
If this charge, combined with other Policy fees and charges, does not cover Our total actual costs for services rendered and expenses incurred, We will absorb the loss. Conversely, if the charge covers more than Our actual costs, then the excess is a profit for Us. We expect to profit from this charge. The maximum monthly Variable Policy Value charge is shown on the Policy specifications page.

Monthly Cost of Additional Benefits Provided by Riders
The Monthly Deduction will include any charges for certain supplemental benefits that You add to Your Policy by rider. See OTHER BENEFITS AVAILABLE UNDER THE POLICY for more information on rider charges.

SURRENDER CHARGE
The surrender charge compensates Us for expenses incurred in connection with the sale of the Policy.
Your Policy will be issued with a surrender charge schedule. We will deduct a surrender charge if You surrender Your Policy during the first nine (9) Policy Years. This charge varies by Policy duration and by the Issue Age, and if permitted by state law, sex. The charge is also a function of the Initial Specified Amount. The surrender charge is assessed per $1,000 of Initial Specified Amount. If a Policy is reinstated, the amount of the surrender charge is reinstated. See "Reinstatement" in POLICY LAPSE AND REINSTATEMENT for more information.
If the Specified Amount decreases, the surrender charge will not reflect the change in the Specified Amount. If the Specified Amount increases, Your Policy will incur an additional surrender charge based upon the Specified Amount increase and the insured’s Attained Age at that time.

The surrender charge does not apply to withdrawals.

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The table below provides an example of the surrender charge applied to a Policy with a male, age 45 on the Issue Date and Super Preferred Non-Tobacco user. For more information on the rate that would apply to You, please contact Your investment professional or Us.

Sample Surrender Charges 45 year-old Male Super Preferred Non Tobacco user
Surrender Occurring during Policy Year:	Amount per $1,000 of Specified Amount	Surrender Occurring during Policy Year:	Amount per $1,000 of Specified Amount
1	$37.39	6	$27.38
2	$36.61	7	$20.53
3	$35.82	8	$13.69
4	$35.03	9	$6.84
5	$34.22	10+	$0.00

WITHDRAWAL PROCESSING FEE
The Withdrawal Processing Fee of $25 is currently waived, however, We reserve the right to deduct the fee to cover the costs We incur in processing withdrawals. Unless You instruct Us otherwise, We will deduct the withdrawal and any withdrawal processing fee from the Fixed Policy Value and Subaccount Value in the same proportion as We take Monthly Deductions. If this is not possible, We will deduct withdrawals and withdrawal processing fees proportionately from the Subaccounts and any Fixed Accounts in which You are invested.
TRANSFER PROCESSING FEE
We currently allow You to make twenty-four (24) transfers among and between the Subaccounts and the Fixed Account each Policy Year free of charge. The Transfer Processing Fee of $25 is currently waived but We reserve the right to deduct a charge for additional transfers. If we do impose this fee, We would deduct the transfer processing fee from the amount being transferred and the following exceptions would apply:
1.Each transfer request, regardless of the number of Subaccounts affected by the transfer, would be considered a single transfer.
2.Transfers resulting from automatic rebalancing, dollar cost averaging, Policy loans, or expiration of the Cancellation Period, would not count as transfers.

INTEREST CREDITED ON LOAN COLLATERAL
We credit the amount in the Loan Account with interest at an effective annual rate that will not be lower than the minimum guaranteed interest rate for loan collateral as shown in Your Policy.
TAXES
Premium Taxes. States and municipalities may charge Us premium taxes ranging from 0% to 3.5%. These taxes vary by jurisdiction and are subject to change. We deduct the applicable tax as a part of the Premium Charge.
Income or Other Taxes. We reserve the right to deduct a charge from Your Policy to cover the expense of taxes We pay attributable to Your Policy.

COMMISSIONS PAID TO BROKER-DEALERS
Registered representatives who solicit sales of the policies receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the registered representative. We generally pay commissions as a percentage of premiums invested in the Policy. The amount and timing of the commission may differ depending on the agreement between Us and the broker-dealer but is not expected to be more than:

•130% of premiums paid during the first Policy Year up to a premium level that varies by sex, Issued Age, and Risk Class;
•5% on excess premiums paid in Policy Year 1; and
•2% of premiums paid during Policy Years 2 through 10.

No commission is paid after Policy Year 10.

Ask Your registered representative for further information about the compensation Your registered representative and the selling firm that employs Your registered representative may receive in connection with Your purchase of the

Definitions
Policy. You also should inquire about any compensation arrangements that We and Our affiliates have with the selling firm, including conflicts of interest that such arrangements may create.
FUND EXPENSES
There are deductions from and expenses paid out of the assets of the various Funds. These expenses are summarized in the Total Annual Fund Expenses table of this prospectus. For more detailed information, You should refer to the Fund prospectuses.
VARIATION IN CHARGES
There may be circumstances that result in sales or administrative expenses or insurance risks that are different from those normally associated with this Policy. Under such circumstances, We may vary the charges and other terms of the Policies, but in no event will the charges exceed the maximum charges identified in the fee tables in this prospectus. Any reduction in charges associated with the Policy must be consistent with applicable law, will be applied in a manner that is not unfairly discriminatory to Owners, and will reflect the differences in costs of services provided.

PURCHASING A POLICY

If the Insured is between the ages of 0 to 85, You may purchase a Policy by submitting an application, the Initial Premium Payment, and providing evidence of insurability satisfactory to Us. Before approving an application, We conduct underwriting to determine the Risk Class. Insurance coverage becomes effective on the date We issue the Policy (generally the date on which We accept Your application, determine You meet Our underwriting and administrative requirements, and receive any required Initial Premium Payment.)

INITIAL PREMIUM PAYMENT
If You choose to make Your Initial Premium Payment by check, it can be delivered either directly to Us at our new business address or to Your registered representative. Your check must be sufficient to keep the Policy in force for at least two months. If You choose to make Your Initial Premium Payment by EFT, the Initial Premium Payment is equal to one Planned Periodic Premium Payment. You may change the method of paying premiums at any time without charge. See PREMIUMS for more information.

Upon receipt of the Initial Premium Payment and before a Policy is issued, We may provide temporary insurance, subject to a maximum amount. If You make Your Initial Premium Payment through Electronic Funds Transfer (“EFT”) and a specific draft date is requested, Your Issue Date will be at least three business days after the requested draft date. If no specific date is requested, Your Policy will be dated as of the date all information is received by Us to issue the Policy, including but not limited to underwriting approval, with the draft date being three business days prior.
The Monthly Deductions under the Policy are measured from and deducted as of the Policy Date. In certain situations, Your Policy Date may pre-date Your Issue Date. You should speak with Your sales representative about setting Your Policy Date and see CHARGES AND FEES for more information. Choosing a Policy Date that pre-dates the Issue Date will cause charges to be deducted prior to Your Issue Date.
CANCELLATION PERIOD
You may examine the Policy and, if for any reason You are not satisfied, You may cancel the Policy by returning it with a written request to cancel the Policy to Our Administrative Office or to the sales representative who sold it to You within 10 calendar days, or if Your Policy is a replacement 30 calendar days after the Issue Date. This is known as the "Cancellation Period". In some states, this cancellation period may be different. See APPENDIX B: STATE VARIATIONS for more information. If You decide to cancel Your Policy during the cancellation period, We will refund the premium payments made, minus any loans taken, promptly, and will treat the Policy as if it had never been issued.
We hold the Net Premium Payments received for Your Policy during the Cancellation Period in the Fixed Account. At the expiration of the Cancellation Period, We will reallocate the Net Premium Payment(s) less Monthly Deductions, plus credited interest, held in the Fixed Account to the investment options available under an Owner’s Policy, based on the Owner’s allocation instructions in effect at that time.
OWNERSHIP RIGHTS
The Policy belongs to the Owner named in the application unless changed. The Owner, may exercise all of the rights and options described in the Policy. The Insured is the Owner unless the application specifies a different person as Owner. If the Owner dies before the Insured and no contingent Owner is named, then ownership of the Policy will pass to the Owner’s estate (subject to applicable community property laws).

Definitions
The principal rights an Owner may exercise are to:

1.select the Tax Compliance Test;
2.designate or change any Beneficiary or Contingent Beneficiary before the death of the Insured;
3.change the Owner;
4.select or change a contingent Owner of the Policy;
5.allocate Net Premium Payments and Policy Value among and between the Subaccounts and any Fixed Accounts; and
6.surrender, take a loan, or assign the Policy.

Tax Compliance Tests. Under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"), a policy will generally be treated as life insurance for federal tax purposes if, at all times, it meets either a Guideline Premium Test (“GPT”) or a Cash Value Accumulation Test (“CVAT”). The Owner must elect either the GPT or CVAT on the Policy application. Once the Policy is issued, You may not change to a different test. The amount of the Death Benefit will vary depending on which test is used, and it may affect the amount of premiums You may pay, and the amount of Policy fees and charges You pay.

In deciding whether to choose the CVAT, You should consider that the CVAT generally permits more premiums to be contributed to a Policy, but may require the Policy to have a higher Death Benefit, which may increase certain charges.
The GPT has two components, a premium limit component and a corridor component. The premium limit restricts the amount of premium that can be paid into the Policy. The corridor requires that the Death Benefit be at least a certain percentage (varying each year by Attained Age of the Insured) of the Policy Value. The CVAT does not have a premium limit, but does have a corridor that requires that the Death Benefit be at least a certain percentage (varying based on the Attained Age, sex and Risk Class of the Insured) of the Policy Value, adjusted for certain riders.
The corridor under the CVAT is different from the corridor under the GPT. Specifically, the CVAT corridor generally requires more Death Benefit in relation to Policy Value than is required by the GPT corridor. Therefore, for a Policy in the corridor with no riders, as Your Policy Value increases, Your Death Benefit will generally increase more rapidly under CVAT than it would under GPT.
The Death Benefit factor is the minimum multiple of Policy Value We must pay as the Death Benefit under federal tax requirements. The Death Benefit factor is shown in Your Policy for the Insured's Attained Age as of his or her death. The following table indicates the Death Benefit factors for the GPT for different Attained Ages:

Attained Age	Death Benefit Factor
40 and under	2.50
41 to 45	2.50 minus 0.07 for each age over Attained Age 40
46 to 50	2.15 minus 0.06 for each age over Attained Age 45
51 to 55	1.85 minus 0.07 for each age over Attained Age 50
56 to 60	1.50 minus 0.04 for each age over Attained Age 55
61 to 65	1.30 minus 0.02 for each age over Attained Age 60
66 to 70	1.20 minus 0.01 for each age over Attained Age 65
71 to 75	1.15 minus 0.02 for each age over Attained Age 70
76 to 90	1.05
91 to 94	1.05 minus 0.01 for each age over Attained Age 90
95 to 99	1.01
100 and older	1.01

If the Code requires Us to determine the Death Benefit by reference to these Death Benefit factors, then the Policy is described as “in the corridor.” An increase in the Policy Value will increase Our risk, and We will increase the cost of insurance We deduct from the Policy Value.

Definitions
Guideline Premium Test Example: Assume that the Insured's Attained Age is under 40 and that there is no Loan Amount. A Policy with a $100,000 Specified Amount will generally pay $100,000 in Death Benefit. However, because the Death Benefit must be equal to or be greater than 2.50 times the Policy Value, any time the Policy Value exceeds $40,000, the Death Benefit will exceed the $100,000 Specified Amount. The figure $40,000 is derived by solving for Policy Value in the following calculation: $100,000 = 2.50 multiplied by the Policy Value. Each additional dollar added to the Policy Value above $40,000 will increase the Death Benefit by $2.50.
Similarly, for this Policy, as long as the Policy Value exceeds $40,000, each dollar taken out of the Policy Value will reduce the Death Benefit by $2.50. If at any time the Policy Value multiplied by the Death Benefit factor is less than the Specified Amount, then the Death Benefit will equal the Specified Amount of the Policy.
Under the Cash Value Accumulation Test, the Death Benefit equals the greater of:
1.The Specified Amount; or
2.A specified percentage, shown in Your Policy, multiplied by the Policy Value on the Insured's date of death.

The Death Benefit factor under CVAT is calculated as specified under Section 7702 of the Code. It is based on the Insured’s sex, Risk Class, and Attained Age at the beginning of each Policy Year.

Cash Value Accumulation Test Example: Assume that a Policy has no Loan Amount. Also assume that the Policy has a Specified Amount of $1,000,000 and the Death Benefit factor is 2.97. Under the Level Option, a Policy with a $1,000,000 Specified Amount will generally pay $1,000,000 in Death Benefits. However, because the Death Benefit for the Policy must be equal to or be greater than 2.97 times the Policy Value, any time the Policy Value exceeds $336,700, the Death Benefit of the Policy will exceed the $1,000,000 Specified Amount. The figure of $336,700 is derived by solving for Policy Value in the calculation $1,000,000 = 2.97 multiplied by Policy Value. Each additional dollar added to the Policy Value above $336,700 will increase the Death Benefit of the Policy by $2.97. Similarly, for this Policy, as long as the Policy Value exceeds $336,700, each dollar taken out of the Policy Value will reduce the Death Benefit of the Policy by $2.97. If at any time the Policy Value multiplied by the Death Benefit factor is less than the Specified Amount, the Death Benefit of the Policy will equal the Specified Amount of the Policy.

Choosing the Beneficiary. The Owner designates the Beneficiary (the person to receive the Death Benefit when the Insured dies) in the application. If the Owner designates more than one Beneficiary in a class, then each Beneficiary in the class shares equally in any Death Benefit unless the Beneficiary designation states otherwise. If the primary Beneficiary dies before the Insured, then the Contingent Beneficiary becomes the Beneficiary. If both the primary Beneficiary and Contingent Beneficiary die before the Insured, then the Death Benefit will be paid to the Owner or the Owner's estate upon the Insured's death.

Owner and Beneficiary Changes. The Owner of a Policy may change the Owner and change any Beneficiary or Contingent Beneficiary by Written Notice to Us, in good order. The request will take effect as of the date such Written Notice is signed by the Owner. We are not liable, however, for payment or other action taken by Us before We receive such Written Notice. Changing the Owner may have tax consequences. You should consult a tax advisor before changing the Owner.

Conversion: The Policy can not be converted.

PREMIUMS

Premium payments should be made payable to Symetra Life Insurance Company and in a form acceptable to Us. You may choose to pay annual, semi-annual, quarterly or monthly premiums by personal check drawn on U.S. funds or by Electronic Funds Transfer (EFT).

You may choose to make premium payments directly to Our Administrative Office or through a pre-authorized transfer from a bank account. You can make Planned Periodic Payments using EFT by:

1.electing the EFT payment option on Your application or providing Us with a bank draft authorization form; and
2.providing Us with a voided check for account and bank routing information.

You may change the method of paying premiums at any time without charge.
Monthly Planned Periodic Payments must be made by EFT.

Definitions
PLANNED PERIODIC PAYMENTS
You can schedule the amount and frequency of premium payments. We refer to these scheduled premiums as “Planned Periodic Payments”. You can choose to pay them either annually, semi-annually, quarterly, or monthly. Subject to Our approval, You can change the amount and frequency of Planned Periodic Payments. We will send Owners reminder notices for Planned Periodic Payments.
Making Planned Periodic Payments is optional. If You make Planned Periodic Payments on time and in full, there is still no guarantee that the Policy will not Lapse (i.e., terminate without value). See POLICY LAPSE AND REINSTATEMENT for more information.
ADDITIONAL PREMIUMS
Additional premium payments may be made at any time before the Maturity Date while the Policy is in force and may be necessary to prevent Lapse. Additional premium payments or other changes to the Policy can jeopardize a Policy’s tax status. We will notify an Owner if a premium payment may result in a Policy becoming a MEC, and will refund any portion of any premium payment We determine to be in excess of the premium limit established by law to qualify the Policy as life insurance.
Unless You specify otherwise in a Written Notice, We will consider any unplanned premium payment made while a loan is outstanding as a loan repayment.
Premium payments received in good order are credited to Your Policy on the business day We receive them at Our Administrative Office. However, payments received at Our Administrative Office without all of the information necessary to process them may postpone the crediting of Your payment to Your Policy. In addition, if Your check is received without the necessary information We need to process it, processing delays will occur as We attempt to contact You to get the necessary information.

In all cases, We will accept additional premium necessary to prevent the Policy from lapsing.

To the extent the Net Amount at Risk under Your Policy increases as a result of a premium payment, We may require evidence of insurability satisfactory to Us. We will make appropriate adjustments, prospectively, to the Monthly Deductions or any supplemental benefits that are consistent with such an increase.
ALLOCATION OF NET PREMIUM PAYMENTS AND POLICY VALUE
You designate how Your Net Premium Payments are to be allocated when You apply for a Policy. All percentage allocations must be in whole numbers. The sum of the allocations must equal 100%.
We allocate Net Premium Payments We receive during the Cancellation Period (including the Initial Premium Payment) to the Fixed Account. At the end of the Cancellation Period, the Net Premium Payment(s) less Monthly Deductions and plus credited interest is (are) reallocated to any Subaccount that You selected, based on Your allocation instructions. Net Premium Payments received after the Cancellation Period are allocated to the Subaccounts and/or the Fixed Account, according to the allocation instructions We have at that time.
You may change Your allocation instructions without charge at any time by Written Notice or by telephone. The change will be effective as of the end of the Valuation Period on which We receive Your Written Notice or telephone call.
Whenever You allocate Net Premiums or transfer Policy Value into a Subaccount, We will credit Your Policy with the number of Units for that Subaccount that can be acquired for such premium or transfer amount. We price each Subaccount Unit on each Valuation Day using the Unit value determined at the closing of the regular business session of the New York Stock Exchange (“NYSE”) (usually at 4:00 p.m. Eastern time). We will credit amounts to the Subaccounts only on a Valuation Day. Your Policy Value will vary with the investment experience of the Subaccounts in which You invest.
If a selected Subaccount is not available, Your allocation or transfer will not be carried out. We will contact You for further instructions.
You are responsible for allocating Variable Policy Value among the Subaccounts that are appropriate for Your own individual circumstances and Your investment goals, financial situation, and risk tolerance. Because investment risk is borne by You, You should carefully consider any decisions that You make regarding investment allocations. You should periodically review how Your Policy Value is allocated among the Subaccounts and the Fixed Account because market conditions and Your overall financial objectives may change. You bear the risk of any decline in Your Policy Value resulting from the performance of the Funds You have chosen.

Definitions

CALCULATION OF POLICY VALUE

VARIABLE POLICY VALUE
The Variable Account reflects the investment experience of the Subaccounts to which it is allocated, any Net Premium Payments and loan repayments allocated to the Subaccounts, transfers out of the Subaccounts, any withdrawals of Subaccount Value, any Loan Amount transferred to the Loan Account, and that portion of any withdrawal processing fee, transfer processing fee, or the Monthly Deduction attributable to the Subaccounts. The Variable Policy Value at any time is the sum of the Subaccount Values for the Policy on the Valuation Day most recently completed. There is no minimum Variable Policy Value.
UNITS
The value of the variable portion of Your Policy will go up or down depending upon the investment performance of the Subaccount(s) You choose. To keep track of this, We use a unit of measure called a Unit. The number of Units credited is determined by dividing the dollar amount directed to each Subaccount by the value of the unit for that Subaccount.
The Unit value for each Subaccount was arbitrarily set initially at $10 when the Subaccount began operations. Thereafter, the Unit value at the end of every Valuation Day is the Unit value at the end of the previous Valuation Day multiplied by the Net Investment Factor, as described below. The Subaccount Value for a Policy on any day is equal to the number of Units credited to the Policy in that Subaccount multiplied by the Unit value for the Subaccount on that day.
The net investment factor is used to measure the change in Unit value for each Subaccount from one Valuation Period to the next. The net investment factor may be greater or less than one, which means that the value of a Unit may increase or decrease from Valuation Day to Valuation Day. The net investment factor for any Subaccount is determined by dividing (1) by (2), where:

(1) is the result of
a.the Net Asset Value Per Share of a Fund held in the Subaccount, determined at the end of the current Valuation Period; plus
b.the per share amount of any dividend or income distributions made by the Fund to the Subaccount, if the “ex-dividend” date occurs during the current Valuation Period; plus or minus
c.a per share charge or credit for any taxes reserved for, which is determined by Symetra Life to have resulted from the operations of the Subaccount; and

(2) is the Net Asset Value Per Share of the Fund held in the Subaccount, determined at the end of the immediately preceding Valuation Period.

When You make Net Premium Payments or transfers into a Subaccount, We credit Your Policy with Units. Conversely, Units are liquidated when You request a withdrawal or a transfer of money from a Subaccount, when the Monthly Deduction is assessed, a loan is taken, the Policy is surrendered, or Death Benefit Proceeds are paid. In either case, the increase or decrease in the number of Your Units is determined by taking the amount of the Net Premium Payment, transfer, withdrawal and dividing it by the value of a Unit on the date the transaction occurs.
Example: Assume that on Monday, We receive a $1,000 Net Premium Payment from You before the NYSE closes. You have told Us that You want this to go to the Fund A Subaccount. When the NYSE closes on that Monday, We determine that the value of a Unit of the Fund A Subaccount is $20. We then divide $1,000 by $20 and credit Your Policy on Monday night with 50 Units for the Fund A Subaccount.

FIXED POLICY VALUE
The Fixed Policy Value under a Policy at any time is equal to: (i) Net Premium Payments allocated to the Fixed Account, plus (ii) Policy Value transferred to the Fixed Account; plus (iii) interest credited to the Fixed Account; minus (iv) transfers from the Fixed Account (including any transfer fees deducted); minus (v) withdrawals from the Fixed Account (including any withdrawal processing fee deducted); minus (vi) any applicable Monthly Deductions.

Definitions

TRANSFER OF POLICY VALUE

While the Policy is in force and the Insured is still living, You can transfer Policy Value among and between any available Subaccounts and the Fixed Account.

The following apply to transfers under the Policy:
•The minimum amount that may be transferred is $100 with the exception of Dollar Cost Averaging. If a transfer will result in the remaining balance in a Subaccount(s) or the Fixed Account being less than $100, We reserve the right to transfer the entire Subaccount Value or Fixed Policy Value instead of the requested amount.
•The maximum amount an Owner may transfer from the Fixed Account each Policy Year after the first Policy Year may not exceed the greater of both (i) 25% of the Fixed Policy Value measured on the preceding Policy Anniversary and (ii) the total dollar amount transferred from the Fixed Account in the immediately preceding Policy Year.
TRANSFER TRANSACTIONS AVAILABLE
We will accept transfers by Written Notice or by telephone, or, if available, electronically by the Internet, if We have a signed authorization on file. Each transfer must identify:

•Your Policy;
•the amount of the transfer; and
•which investment options are affected.
Transfer requests received by Us with all the information We need to process the request will be effective and valued as of the next close of the NYSE. This is usually 4:00 p.m. Eastern Time. If for any reason the NYSE is closed when We receive Your transfer request, it will be valued as of the close of the NYSE on its next business day.
Transfers by telephone will be accepted if we have properly signed authorization on record. You may authorize someone else to make transfers by telephone on Your behalf. Symetra Life will not be liable for any failure to question or challenge such request for transfer as long as there is a valid signed authorization on record at Symetra Life.

Transfers by Internet will be accepted if You provide Us with certain identification information, including a personal identification number (“PIN”). However, we do not accept transfer requests sent by e-mail. Transfer instructions You send electronically through the Internet are considered to be received by Us at the time and date stated on the electronic acknowledgment we return to You. If You do not receive an electronic acknowledgment, You should telephone Us as soon as possible.
We cannot guarantee that telephone transactions will always be available. In addition, if the volume of calls is unusually high, we may not have someone immediately available to receive Your order. Likewise, We cannot guarantee that online transactions processed via the Internet will always be possible. Telephone and computer systems, whether Yours, Your Internet service provider’s, Your Symetra Life registered representative’s, or Symetra Life’s, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of Your request.
You also should protect Your PIN because self-service options will be available to anyone who provides Your PIN. We will not be able to verify that the person using Your PIN and providing instructions is You or a person authorized by You.
We reserve the right to modify, suspend, or terminate transfer privileges at any time for some or all Policy Owners. In addition, if we receive a transfer request that is to be allocated to the Fixed Account and we are not able to invest the money such that we can credit at least the minimum guaranteed interest rate, we reserve the right to reject the portion of the transfer request that was to be allocated to the Fixed Account.
SCHEDULED TRANSFERS
Your Policy offers two investment strategies that are available at no charge. Any transfer made using these strategies will not count against Your 24 free transfers. Under these strategies, We may impose restrictions on the number of transfers that can be initiated during each Policy Year or on the investment options available for transfers. If such restriction is imposed or We change the Subaccounts available, We will notify You in writing.
Dollar Cost Averaging ("DCA").  This strategy is designed to achieve a lower average cost per unit over time. It does not assure a profit or protect against a loss. You can systematically transfer set amounts each month or quarter from the Fixed Account to any of the Subaccounts available under Your Policy. If DCA is elected at the time of application, Your initial Net Premium Payment will be moved to the Fixed Account. In addition, You can choose to have subsequent Net Premium Payments subject to DCA and moved to the Fixed Account. If You elect DCA after Your Policy has been

Definitions
issued, You must tell Us how much of Your Policy Value You want designated for DCA and it will be moved to the Fixed Account. Transfers under DCA will occur on a Monthly Anniversary Day based on the frequency You select, either monthly or quarterly. The amounts of each transfer and the Subaccounts to which the transfer is allocated will be chosen by You and may be changed at any time by providing Written notice to Us. Once started, dollar cost averaging will continue until You instruct Us to stop or all money has been transferred out of the Fixed Account.
Automatic Rebalancing. After Your Policy Value has been invested, the performance of the Subaccounts may cause the percentage in each Subaccount to change from Your original allocations. You can instruct Us to adjust Your investment in the Subaccounts and the Fixed Account to maintain a predetermined mix on a quarterly basis. Once started, automatic rebalancing will continue until You request Us to stop. You can request to start or stop automatic rebalancing by telephone or by Written Notice.
LIMITS ON EXCESSIVE TRANSFERS AND MARKET TIMING ACTIVITY
Effects of Excessive Transfers and Market Timing Activity. The Policy and the Funds are not designed for short term trading or market timing, or for persons that make large, or frequent transfers. Such trading activity may be disruptive to portfolio management strategies by causing forced and unplanned portfolio turnover, and increased trading and transaction costs. In addition, these activities may require a Fund to maintain a higher level of cash than would otherwise be the case, resulting in lost opportunity costs that must be indirectly borne by all Owners invested in the affected Subaccounts, not just those making the transfers. These disruptive activities may increase expenses and adversely affect Fund performance, thereby negatively impacting long-term Owners.
Detection and Deterrence. Symetra Life discourages and does not accommodate frequent transfers or market timing activity. Due to the potential adverse consequences to Owners, the Funds, Fund shareholders, and the Variable Account, We have established certain policies and procedures to attempt to detect and deter market timing and disruptive trading. Under these policies and procedures, various analytics are used to evaluate factors that may be indicative of frequent trading. For example, transactions in Funds that exceed certain monetary thresholds may be scrutinized. Symetra Life also may review transactions that occur close in time to other transactions in the same Policy or in multiple Policies under common ownership or influence. Trading activity that is identified through these procedures, or as a result of any other information available, will be evaluated to determine whether such activity might constitute frequent trading. These procedures may be modified from time to time as appropriate to improve the detection of frequent trading, to facilitate monitoring for frequent trading in particular retirement plans or other accounts, and to comply with applicable laws. Despite Our monitoring, however, We may not be able to detect or halt all harmful trading. In addition, because other insurance companies (and retirement plans) with different policies and procedures may invest in the Funds, We cannot guarantee that all harmful trading will be detected or that a Fund will not suffer from market timing and disruptive trading among Subaccounts of variable products issued by these other insurance companies or retirement plans.
In addition to the broad ability to restrict potentially harmful trading as described above, Symetra Life has adopted a policy under which any Owner transferring $100,000 or more from a Subaccount may not transfer Policy Value back into that Subaccount for 90 days. Symetra Life will grant two exceptions to the 90-day policy, per rolling 12 month period. We will notify You in writing after You trigger each exception to the 90-day policy.
We may impose other restrictions on transfers, or even prohibit transfers for any Owner who, in Our view, has abused or appears likely to abuse, the transfer privilege, on a case-by-case basis. We may, at any time and without prior notice, discontinue transfer privileges, modify Our procedures, impose holding period requirements, or limit the number, size, frequency, manner or timing of the transfers that We permit. If We modify Our procedures, they will be applied uniformly to all Owners. We also reserve the right to reverse a transfer if a Fund refuses or reverses Our order; in such instances some Owners may be treated differently than others in that some transfers may be reversed and others allowed. For all of these purposes, We may aggregate two or more variable insurance products that We believe are connected by Owners or persons engaged in trading on behalf of Owners.
In addition to Our internal policies and procedures, We will administer Your Policy to comply with any applicable state, federal, and other regulatory requirements concerning transfers. We may implement, administer, and charge You for any fee or restriction, including redemption fees, imposed by any Fund. To the extent permitted by law, We also may defer the transfer privilege at any time that We are unable to purchase or redeem shares of any of the Funds.
If a transfer request is rejected or Your transfer privileges have been restricted for any reason, We will attempt to inform You by telephone the next business day. If We do not succeed in reaching You by telephone, We will send a letter to the last known address of the Owner and/or the last known address of an assignee of record.

Definitions
Our ability to detect market timing or other disruptive trading may be limited by operational and technological systems, as well as by Our ability to predict strategies employed by Owners (or those acting on their behalf) to avoid detection. As a result, despite Our efforts to prevent harmful trading activity among the Subaccounts available under this Policy, there is no assurance that We will be able to detect or deter market timing or disruptive trading by such Owners or intermediaries acting on their behalf. Moreover, Our ability to discourage and restrict market timing or disruptive trading may be limited by terms of the Policy and by decisions of state regulatory bodies and court orders that We cannot predict.
Fund Frequent Trading Policies. The Funds to which We submit purchase and redemption orders may also detect large or unusual patterns of trades submitted by Us on behalf of all Our variable annuity contract owners and variable life policy owners. Those Funds may require Us to investigate whether any of Our contract owners are engaged in market timing or other similar activity and to cooperate with them to discourage such activity. If a Fund believes You are engaged in market timing activity, it may require Us to block You from making transfers or purchases to the Fund. In addition, federal regulations may require Us to provide individual transaction and contract owner information to the Funds when requested.
In addition to Our market timing procedures, the Funds to which We submit purchase and redemption orders may have their own market timing policies and restrictions. Those policies and procedures, when applicable, are described in the prospectuses for each of the Funds available for investment by You. We reserve the right to enforce the Funds' policies and procedures. Under SEC rules, We are required to: (i) enter into a written agreement with each Fund or its principal underwriter that obligates Us to provide to the Fund promptly upon request certain information about the trading activity of individual Owners, and (ii) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Owners who violate the market timing policies established by the Fund.
In cases of large or frequent transfers, Fund managers or Symetra Life may reject trades that are determined to be detrimental to other Fund investors or violate the Funds’ policies and procedures. Therefore, to the extent permitted by law, We may delay or refuse to honor a transfer request to a Subaccount that invests in a Fund, or to reverse such a transfer request, at any time We are unable to purchase or redeem shares of any of the Funds because of the Fund’s refusal or restriction on purchases or redemptions.
We further reserve the right to implement, administer, and collect any fee or restriction, including redemption fees, imposed by any Fund. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading. You should read the prospectus of each Fund for more information about the Fund’s ability to refuse or restrict purchases or redemptions of its shares and to impose redemption fees.

DEATH BENEFIT

DEATH BENEFIT PROCEEDS
Upon receipt of Due Proof of Death of the Insured while the Policy is in force, We will pay the Death Benefit Proceeds to the primary Beneficiary(ies), if living, or to a Contingent Beneficiary. If no primary Beneficiary or Contingent Beneficiary survives the Insured, We will pay the Death Benefit Proceeds to the Owner or the Owner’s estate. We will pay the Death Benefit in a single sum or under a payment option provided under the Policy that the Owner or the Beneficiary(ies) select(s). See “Settlement Options” in OTHER INFORMATION ABOUT THE POLICY.
Proof of Death acceptable to Us may consist of a certified copy of a death record, a certified copy of a court decree reciting a finding of death, or any other proof satisfactory to Us.

The Death Benefit Proceeds equal:
•The Death Benefit; plus
•Any Death Benefit under any rider to the Policy; minus
•Any liens; minus
•Any Loan Amount; minus
•Any unpaid Monthly Deductions if the Insured dies during the Grace Period.

We may further adjust the amount of the Death Benefit if We contest the Policy based on Your misstatement of the Insured's Age and/or, if permitted by state law, sex.

We will pay interest on the Death Benefit Proceeds from the date of death to the date of payment. Interest will accrue at the Two Year Treasury Constant Maturity Rate as published by the Federal Reserve. We will pay additional interest at an annual rate of 10% starting thirty-one (31) days following the latest of (1), (2) or (3) below until the date the Death Benefit Proceeds are paid.

Definitions

1.The date We receive Due Proof of Death at Our Administrative Office;
2.The date We receive sufficient information to determine Our liability, the extent of the liability, and the person(s) entitled to the Death Benefit Proceeds; or
3.The date that legal impediments to payment of the Death Benefit Proceeds that depend on actions of parties other than Symetra Life such as the establishment of guardianship and conservatorships, the appointment and qualification of trustees, and the submission of information necessary to satisfy state and federal reporting obligations are removed to Our satisfaction.

DEATH BENEFIT OPTIONS
If the Insured dies while the Policy is in force, We will pay a Death Benefit to the Beneficiary. You select Your Policy’s initial amount of insurance coverage, its Initial Specified Amount, and Death Benefit option "A", "B" or "C" on Your application.
Death Benefit Option "A". The Death Benefit is the greater of the Specified Amount on the date of the Insured’s death or the applicable “corridor” percentage of the Policy Value as of the Insured’s date of death, as shown in Your Policy. The amount of the Death Benefit is as of the Insured's date of death. We also refer to the applicable corridor percentage as the “Death Benefit factor,” and that concept is explained in detail above under “OWNERSHIP RIGHTS—The Tax Compliance Test.”

Death Benefit Option "B". The Death Benefit is the greater of the Specified Amount plus the Policy Value on the date of the Insured’s death, or the Policy Value on the date of the Insured's death multiplied by the applicable “corridor” percentage of the Policy Value, as shown in Your Policy.

Death Benefit Option "C". The Death Benefit is the greater of (1) or (2) where:
(1) is equal to:
•the Specified Amount on the date of the Insured’s death; plus
•the sum of the premiums paid; minus
•the sum of withdrawals, and any applicable charges taken.

The total of (1) will never be greater than the Option "C" Death Benefit Limit as shown in Your Policy.

(2) is equal to:
•The Policy Value on the date of the Insured's death multiplied by the applicable “corridor” percentage of the Policy Value, as shown in Your Policy.

The Policy is intended to qualify under Section 7702 of the Code as a life insurance policy for federal tax purposes. The Death Benefit is intended to qualify for the federal income tax exclusion. The provisions of the Policy and any attached endorsement or rider will be interpreted to ensure such qualification, regardless of any language to the contrary.

CHANGES IN DEATH BENEFIT OPTIONS
Prior to the Maturity Date and while the Insured is still living, You can change from one Death Benefit to another. However, changes to Option "C" are not allowed. You must request a change by Written Notice and We may require evidence of insurability prior to making any change. Any change in Death Benefit Option becomes effective on the Monthly Anniversary Day on or next following the date that We approve the request.

Changing from Option "A" to Option "B". If You change from Option "A" to Option "B", We will decrease the Specified Amount by the amount of Your Policy Value on the date of change. We reserve the right to decline to make such change if it would reduce the Specified Amount below the Minimum Specified Amount as shown in Your Policy.

Changing from Option "B" to Option "A". If You change from Option "B" to Option "A", We will increase the Specified Amount by the amount of Your Policy Value on the date of change.

Changing from Option "C" to Option "A". If You change from Option "C" to Option "A", We will increase the Specified Amount by the sum of the premiums paid minus the sum of any withdrawals taken as of the date of the change. If this amount is negative, the Specified Amount will not change. The Specified Amount will not be increased above the Option C Death Benefit Limit as shown in Your Policy.

Changing from Option "C" to Option "B". If You change from Option "C" to Option "B", We will adjust the Specified Amount by an amount equal to, as of the date of the change:

Definitions

1.the change to the Specified Amount for a Death Benefit Option change from Option C to Option A; minus
2.the amount of Your Policy Value.

We reserve the right to decline to make such change from Option "C" to Option "B" if it would reduce the Specified Amount below the Minimum Specified Amount as shown in Your Policy.

DECREASING THE SPECIFIED AMOUNT
After the first Policy Year, You can request a decrease of at least $10,000 in the Specified Amount by Written Notice to Us. Decreases in the Specified Amount will allow You to decrease the planned premium amount and will decrease the guideline premium. Changes take effect on the first Monthly Anniversary Day on or next following the date We approve the change. We may decline to make a change that would decrease Your Specified Amount of insurance to less than the minimum amount shown in Your Policy, or that would disqualify Your Policy as life insurance under tax law. We do not permit decreases in Specified Amount during a Grace Period.

OTHER BENEFITS AVAILABLE UNDER THE POLICY

In addition to the standard death benefit associated with Your Policy, other standard and optional benefits may also be available to You. The following table summarizes the information about these benefits. Information about the fees associated with each benefit included in the table may be found in the Fee Table.

Name of Benefit	Purpose	Standard or Optional	Description of Restrictions/Limitations
Accelerated Death Benefit for Chronic Illness Rider	You can access up to 50% of the Death Benefit (subject to a $500,000 maximum) under the Policy if a licensed health care practitioner certifies during the prior 12-month period that the Insured meets certain criteria.	Standard	•Not available for Policies issued with substandard ratings. •You may not exercise the Accelerated Death Benefit for Terminal Illness Rider if this rider is exercised.
Accelerated Death Benefit for Chronic Illness Plus Rider	You can access up to 100% of the Death Benefit under the Policy if a licensed health care practitioner certifies during the prior 12-month period that the Insured meets certain criteria.	Optional	•You may not exercise the Accelerated Death Benefit for Terminal Illness Rider if this rider is exercised.
Accelerated Death Benefit for Terminal Illness Rider	You can access up to 75% of the Death Benefit (subject to a $500,000 maximum) under the Policy if a licensed physician certifies that the Insured is terminally ill with less than 12 months to live.	Standard	•Not available for Policies issued with substandard ratings. •Can only be exercised once. •You cannot exercise any other accelerated death benefits available under the Policy.
Charitable Giving Benefit Rider	Upon the Insured’s death, this rider provides an additional benefit of 1% of the Specified Amount of the Policy (up to $100,000) to the qualified charity of the Owner’s choice.	Optional	•Only available for Policies with a Specified Amount greater than $100,000.
Overloan Lapse Protection Rider	This rider prevents the Policy from lapsing due to insufficient Policy Value under certain conditions.	Standard
•Only available if Your Policy utilizes the Guideline Premium Test for Life Insurance and is not a Modified Endowment Contract at the time of exercise.
•Only exercisable after the 15th Policy Year
•Only available if the Policy Death Benefit is Option "A"

Definitions

Name of Benefit	Purpose	Standard or Optional	Description of Restrictions/Limitations
Supplemental Protection Rider	This rider provides an amount of supplemental coverage on the Insured.	Optional	•Only available at the time of Policy issue
Surrender Value Enhancement Rider	This rider waives a portion of Your Surrender Charges over the first 5 Policy Years by providing an alternate Surrender Charge schedule.	Optional	•Only available at the time of Policy issue
Waiver of Monthly Deductions Rider	This rider may help prevent the Policy from lapsing during a period of total disability by waiving Monthly Deductions.	Optional
•Only available at the time of Policy issue
•Only available if total disability occurs prior to Attained Age 65 and has existed continuously for at least 6 months. Once exercised, You can not add other Riders to Your Policy.
•Any increase in Specified Amount will terminate the rider.

ACCELERATED DEATH BENEFIT FOR CHRONIC ILLNESS RIDER
Under this rider, up to 50% of the Death Benefit (subject to a $500,000 maximum) under the Policy can be accessed in advance if a licensed health care practitioner (as defined in the rider) certifies during the prior 12-month period that the Insured:
1.is unable to perform (without substantial assistance from another person) at least two activities of daily living for at least 90 days due to a loss of functional capacity; or
2.has a severe cognitive impairment that requires substantial supervision to ensure the health and safety of the Insured and others.

This rider is added to the Policy at issue, unless the Policy is issued with substandard ratings. There is no separate charge for this rider. If this rider is exercised, You may not exercise the Accelerated Death Benefit for Terminal Illness rider. When the rider is exercised, the accelerated death benefit is a lien against the Death Benefit. After the rider is exercised, Your death benefit under the Policy will be equal to the greater of Your remaining death benefit or $5,000. The accelerated death benefit may be taken as a single sum or in monthly installments. No surrender charge will apply to the payment of an accelerated death benefit under this rider. There is no minimum benefit amount that must be taken. If monthly payments will continue for more than 12 months, an annual recertification is required. For more information, see APPENDIX C: OPTIONAL BENEFIT EXAMPLES.
ACCELERATED DEATH BENEFIT FOR CHRONIC ILLNESS PLUS RIDER
This rider must be applied for at the time of application and full underwriting is required to qualify for issuance. Under this rider, up to 100% of the Death Benefit under the Policy can be accessed, in advance, if the Insured:
1.is certified by a licensed health care practitioner (as defined in the rider), during the prior 12-month period, as being unable to perform (without substantial assistance from another person) at least two activities of daily living for at least 90 days due to a loss of functional capacity; or
2.has a severe cognitive impairment requiring substantial supervision to ensure the health and safety of the Insured and others; and
3.is annually recertified by a licensed health care practitioner residing and practicing in the U.S. to continue receiving benefits.

The benefit can be paid as a single sum or through monthly payments and must be mailed to a U.S. address or U.S. financial institution. Once You access the Death Benefit under this rider, no additional premium payments will be due and all charges under the Policy will be waived. There is a charge for this rider that is expressed as an amount per $1,000 of Net Amount at Risk and will vary by the Issue Age, Risk Class, Policy duration (i.e., how long the Policy has been in force), and if permitted by state law, sex. For more information, see APPENDIX C: OPTIONAL BENEFIT EXAMPLES.

ACCELERATED DEATH BENEFIT FOR TERMINAL ILLNESS RIDER
Unless the Policy is issued with substandard ratings, this rider is added to the Policy at issue. There is no separate charge for this rider. The benefit, which may only be taken as a single sum, allows an Owner to access up to 75% percent of the Death Benefit (subject to a $500,000 maximum) under the Policy in advance if a licensed physician (as defined in the rider) certifies

Definitions

that the Insured is terminally ill with less than 12 months to live. You may only exercise the rider once and doing so will preclude You from exercising any other accelerated death benefits available under the Policy.
Upon exercise of the rider, the remaining Policy Value is transferred to the Fixed Account. When exercised, this rider will reduce the Death Benefit and the Surrender Value proportionally to the amount accelerated. No surrender charge will apply to the payment of an accelerated death benefit under this rider. There is no minimum benefit amount that must be taken. For more information, see APPENDIX C: OPTIONAL BENEFIT EXAMPLES.
CHARITABLE GIVING BENEFIT RIDER
This rider must be elected at issue and is only available for Policies with a Specified Amount greater than $100,000. There is no separate charge for this rider. Upon the Insured’s death, this rider provides an additional benefit of 1% of the Specified Amount of the Policy (up to $100,000) to the qualified charity of the Owner’s choice. The charity must be designated at the time of Policy issue and may be changed by providing Us Written Notice. For more information, see APPENDIX C: OPTIONAL BENEFIT EXAMPLES.

OVERLOAN LAPSE PROTECTION RIDER
Unless the Policy is issued with the CVAT tax compliance test, this rider is added to the Policy at issue and can only be exercised at any time after the Policy has been in force for at least fifteen Policy Years. Once exercised, the rider prevents the Policy from lapsing due to insufficient Policy Value. You must submit a request by Written Notice to Our Administrative Office in order to exercise this rider, and the following requirements must be met:

•the Policy cannot be a MEC at the time of exercise;
•the Insured must have reached Attained Age 75;
•the Policy Death Benefit Option must be Option "A";
•the Policy Value multiplied by the applicable percentage for the Insured's Attained Age, as shown in the Table of Applicable Percentages for the Guideline Premium Test on the Policy specifications page, must exceed the Specified Amount; and
•The Loan Amount must be greater than 93% of the Policy Value or the Policy Value after the charge for the rider has been deducted, whichever is less.

There is a separate one-time charge for this rider which is calculated and deducted at the time You exercise the rider. The rider charge is equal to the Policy Value at the time of exercise multiplied by the rider exercise charge rate for Your Attained Age. The rider exercise charge rate can be found on the rider specification page.

Once the rider is exercised and the rider charge has been deducted, the following will occur:
•Your Variable Policy Value will be transferred to the Fixed Account and You will no longer be invested in the Subaccounts;
•Interest credited to the Fixed Account will only be the minimum rate of 1%;
•No Monthly Deductions or additional charges will be taken from the Policy Value;
•No further loans or withdrawals will be allowed;
•No premium payments will be accepted;
•No loan repayments will be accepted;
•Loan interest and interest credited to the Loan Account will only be the minimum rate of 1%; and
•No changes to the Specified Amount or Death Benefit Option will be accepted.

The Death Benefit Proceeds will be calculated as described in DEATH BENEFIT PROCEEDS, however, the Death Benefit Proceeds will never be less than $5,000.

You can request to terminate this rider by sending a Written Notice to Us at our Administrative Office. The date of rider termination will be the Monthly Anniversary Day on or next following the date we received Your Written Notice. If Your Policy becomes a MEC or the Policy terminates, the rider will terminate. For more information, see APPENDIX C: OPTIONAL BENEFIT EXAMPLES.

Neither the IRS nor the courts have ruled on the tax consequences of exercising the Overloan Lapse Protection Rider. It is possible that the IRS or a court could assert that the Policy has been effectively terminated and that the outstanding loan balance should be treated as a distribution, all or a portion of which could be taxable when the Overloan Lapse Protection Rider is exercised. In addition, this Overloan Protection Rider may not be appropriate for Your particular circumstances. Consult with a tax professional regarding the risks associated with exercising this Rider.

Definitions
SUPPLEMENTAL PROTECTION RIDER
This rider must be elected at issue and an additional charge will be deducted. The rider provides an amount of supplemental coverage on the Insured as long as the Policy is in force and the rider is not terminated Under the rider, the Specified Amount is increased for purposes of defining the Death Benefit. No further increases will be allowed but You can request a decrease in Specified Amount as discussed under "Decreasing the Specified Amount" under the section DEATH BENEFIT. The no lapse guarantee premium for the Policy will be increased by the rider as shown in the Policy. There is a charge for this rider that is expressed as an amount per $1,000 of Net Amount at Risk and will vary by the Issue Age, Risk Class, Policy duration (i.e., how long the Policy has been in force), and if permitted by state law, sex. For more information, see APPENDIX C: OPTIONAL BENEFIT EXAMPLES.

SURRENDER VALUE ENHANCEMENT RIDER
This rider must be elected at issue and replaces the surrender charge schedule for Your Policy with a new schedule of surrender charges. There is a one-time charge for the rider which is deducted as part of the first Monthly Deduction taken for Your Policy. For more information, see APPENDIX C: OPTIONAL BENEFIT EXAMPLES.

WAIVER OF MONTHLY DEDUCTIONS RIDER
This rider must be elected at issue and additional charges will be deducted. The rider waives the Monthly Deductions for the Policy that come due while the Insured is totally disabled, if such disability began prior to the Insured's Attained Age 65 and has existed continuously for six months. We must receive Written Notice of proof of Total Disability while the Insured is alive before waiving Monthly Deductions. We may require proof of continued Total Disability while the rider is being exercised, at Our expense. There is a charge for this rider that is expressed as an amount per $100 of benefit amount equal to the total monthly deductions and will vary by the Issue Age, Risk Class, Policy duration (i.e., how long the Policy has been in force), and if permitted by state law, sex. For more information, see APPENDIX C: OPTIONAL BENEFIT EXAMPLES.

Once this rider is exercised, You will no longer be able to make increases in Your Policy's Specified Amount, Accelerate the Specified Amount for purposes of this rider, change Your Death Benefit option, or add any new Riders to Your Policy.

Total Disability. "Total Disability" is defined under the rider as the Insured's inability, due to bodily injury or disease, to perform substantially all of the duties of the Insured's regular occupation for 24 consecutive months. After 24 consecutive months, total disability will be defined as the Insured's inability, due to bodily injury or disease, to perform substantially all of the duties of any occupation for which the Insured is reasonably suited by education, training or experience.

Waiver of Monthly Deductions. If Total Disability begins prior to the Insured's Attained Age 60, We will waive Monthly Deductions as long as Total Disability continues. If Total Disability begins after the Insured's Attained Age 60, We will waive Monthly Deductions for either two years from the beginning of such disability, or the date the Insured reaches Attained Age 65, whichever is later. Monthly Deductions that come due while we are determining eligibility will be deducted from Your Policy but will be credited back to Your Policy Value once We approve your request to exercise the rider. We will credit any Monthly Deductions taken back to the date Total Disability began but no more than one year from receipt by Us of Written Notice of proof of Total Disability.

Waiver of Monthly Deductions Rider Charge. The charge for this rider is deducted on each Monthly Anniversary Day and is calculated by taking the sum of Your Policy's Monthly Deductions and multiplying it by a factor found on the Rider Specifications Page.

ACCESS TO YOUR POLICY VALUE

You can access money in Your Policy in the following ways:

•by taking loans against Your Net Surrender Value;
•by requesting withdrawals after the first Policy Year; and
•by surrendering Your Policy.

LOANS
While a Policy is in force, the Owner may borrow money from the Policy using the Policy’s Net Surrender Value as the only security for the loan. A loan that is taken from and secured by a Policy may have tax consequences. See “Policy Loans” in TAXES.
Policy loans are subject to certain conditions:

Definitions

•The minimum Loan Amount is $250.
•The maximum amount an Owner may borrow (subject to any applicable state law requirement) is shown in the Policy.

When an Owner takes a loan, We will withdraw an amount equal to the requested loan from each of the Subaccounts and any Fixed Account based on allocation instructions from the Owner, and transfer that amount to the Loan Account. The Loan Account is part of Symetra Life’s General Account. No charge will be imposed for these transfers of Policy Value into the Loan Account, and these transfers are not treated as transfers in calculating any transfer processing fee.
If the Owner does not specify the allocation, We will deduct the amount of the loan taken from the Subaccount Value(s) and the Fixed Policy Value (excluding Loan Account Value) in the same proportion as We make Monthly Deductions. If that is not possible, then We will make the allocation based on the proportion that each Subaccount Value and the Fixed Policy Value (excluding Loan Account Value) bear to the Policy Value (less the Loan Account Value) as of the date that the transfer is made. If unpaid interest is due from an Owner on a Policy Anniversary, Policy Value in the amount of the interest is transferred to the Loan Account as of that anniversary and is added to the Loan Amount. The Policy Value transferred in connection with unpaid loan interest is allocated on the same basis as other Policy Value that We transfer to the Loan Account.
We normally pay the amount of the loan taken within seven days after We receive a loan request by Written Notice signed by the Owner, assignee, and any irrevocable Beneficiary. We will not be liable for processing a loan request if We believe the request is genuine. We may postpone payment of loans under certain conditions.
The interest rate We charge on borrowed amounts is the fixed loan rate shown in Your Policy. There is a Loan Account Value that is held as collateral for the loan. We will credit the amount in the Loan Account Value with interest at an effective annual rate that will not be lower than the guaranteed minimum interest rate for loan collateral shown in Your Policy.
Loan interest is payable in advance on the date of the loan and on each subsequent Policy Anniversary until the loan is repaid. Loan interest that is not paid on the date due increases the outstanding Loan Amount and is charged loan interest.
You can repay a loan at any time while the Insured is living and the Policy is in force. Loan repayments must be sent to Our Administrative Office and will be credited as of the Valuation Day it is received in good order. We will consider each unplanned premium payment made while a loan is outstanding as a loan repayment, unless You specify otherwise in a Written Notice. Loan repayments first pay down interest, then any additional loan repayment goes toward paying down the loan principal. Unless the Owner instructs Us otherwise, We will allocate any repayment of loan principal to the Subaccounts and/or the Fixed Account in accordance with the Owner’s allocation instructions for Net Premium Payments in effect at the time of such repayment.
Effect of Policy Loans. A Policy loan reduces the Death Benefit Proceeds and Surrender Value by an amount equal to the sum of any unpaid Policy loan and accrued loan interest (the Loan Amount). Repaying the loan causes the Death Benefit Proceeds and Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, We hold an amount in the Loan Account equal to the amount of the Loan Amount as of the last Policy Anniversary plus any accrued interest. Loaned amounts do not participate in the investment performance of the Variable Account and may not be credited with the interest rates accruing on the portion of Policy Value in the Fixed Account. Loan Amount is not available for withdrawal or surrender.
Loans also reduce the number of Units in the Subaccounts and/or the value in the Fixed Account, which, in turn, increases:
•the risk that You will not accumulate enough Policy Value to meet Your future financial needs.
•the potential for a Policy to Lapse if projected earnings, taking into account any Loan Amount, are not achieved and, for example, as a result, the Loan Account Value exceeds the Surrender Value.
•the risk that Your Beneficiary will receive less money.

WITHDRAWALS
After the first Policy Year, You can request a cash withdrawal of a portion of Your Net Surrender Value subject to certain conditions. The minimum withdrawal amount is $250. The maximum withdrawal amount is equal to Your Net Surrender Value minus three months’ worth of Policy charges.
Withdrawals reduce Policy Value by the amount of the requested withdrawal plus any applicable withdrawal processing fee. If Your Death Benefit is Option "A", withdrawals will reduce the Specified Amount as described in Your Policy. There is no decrease in Specified Amount if Your Death Benefit is Option "B" or "C". If an Owner takes a withdrawal, We will reduce the number of Units in the Subaccounts and/or the value of the Fixed Account. As a result, withdrawals have an effect on Your Surrender Value and the Death Benefit payable under Your Policy. Withdrawals may also have tax consequences. See TAXES.

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Withdrawal requests made by Written Notice received at Our Administrative Office before the NYSE closes, are priced using the Subaccount Unit value determined at the close of that regular business session of the NYSE (usually, 4:00 p.m. Eastern Time). If We receive the Written Notice at Our Administrative Office after the NYSE closes, or on a day that the NYSE is not open for trading, We will process the withdrawal request using the Subaccount Unit value determined at the close of the next regular business session of the NYSE. Your request must be submitted in good order to avoid a delay in processing the transaction.
Unless otherwise indicated in the request for a withdrawal, We will deduct amounts withdrawn and any withdrawal processing fees based on the allocation of Monthly Deductions. If that is not possible, then We will deduct withdrawals and any related withdrawal processing fee from the Subaccount Values and Fixed Policy Value based on the proportion that each Subaccount Value and the Fixed Policy Value bear to the Policy Value (excluding the Loan Account Value). If an Owner requests a decrease in Specified Amount as of the same date as a withdrawal, We will effect the withdrawal after the requested decrease in Specified Amount.
We currently do not assess a charge for withdrawals but reserve the right to charge a processing fee of $25 for each withdrawal taken. In addition, We reserve the right to reject a withdrawal request that would cause the Specified Amount of a Policy to be reduced below a minimum amount shown in Your Policy. We also reserve the right to reject any withdrawal request that would reduce the Specified Amount below the minimum We require for Policy issue or that would disqualify the Policy as life insurance under tax law.
SURRENDER
You may end the insurance coverage under this Policy and receive the Net Surrender Value at any time by sending Written Notice to Us while the Insured is living and the Policy is in force. Once a Policy is surrendered, all coverage and other benefits under it cease and it cannot be reinstated.
If the Owner surrenders the Policy during the first nine (9) Policy Years (referred to here as the “surrender charge schedule”), We will deduct a surrender charge. See “Surrender Charge” in CHARGES AND FEES. The Net Surrender Value is equal to the Policy Value minus: (i) any applicable surrender charges; and (ii) any Loan Amount. The Surrender Value may be subject to additional taxes. See TAXES.
We will compute the Surrender Value as of the date We receive Your Written Notice in good order at Our Administrative Office. The "Surrender Value" is equal to the Policy Value minus any applicable surrender charge. We will make a single sum payment to You, unless You request an alternate settlement option by Written Notice. See Settlement Options under OTHER INFORMATION ABOUT THE POLICY. We have the right to postpone payment as permitted by law.

CONSEQUENCES OF LOANS, WITHDRAWALS AND SURRENDERS
Making a withdrawal or taking a loan may:

•Reduce Your Policy’s Specified Amount.
•Reduce the Death Benefit Proceeds paid to Your Beneficiary(ies).
•Make Your Policy susceptible to Lapse.
•Cause Your Policy to lose its tax status.
•Trigger federal income taxes and possibly an additional tax.

Withdrawals reduce Your Policy Value. Withdrawals, especially those taken during periods of poor investment performance by the Subaccounts, could considerably reduce or eliminate some benefits or guarantees of the Policy.
The Loan Account Value does not participate in earnings from the Subaccounts or receive higher interest rates that may be available in the Fixed Account. Accordingly, loans, whether or not repaid, have a permanent effect on the amount of Policy Value You are able to accumulate. Loans may also result in Policy Lapse if the Loan Amount reduces the Net Surrender Value to zero. You should consult a tax advisor before borrowing money from Your Policy.
You may be subject to income tax if:

•You take any withdrawals or surrender the Policy; or
•Your Policy Lapses and You have not paid any outstanding Policy loans.

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If Your Policy is treated as a MEC, withdrawals, surrenders, assignments, pledges and loans that You receive or make during the life of the Policy may be taxable and subject to an additional federal tax equal to 10% of the taxable amount if taken before age 59½. See “Modified Endowment Contracts” in TAXES.
You should consult a tax advisor to apply the law to Your particular circumstances.
TRANSACTION AUTHORITY
Certain transactions may be permitted by telephone and electronically on the Internet and may require that we have properly signed authorization for your Policy on record. In addition, You may authorize someone else to make transactions by telephone, and if available on the Internet, on Your behalf. Symetra Life will not be liable for any failure to question or challenge such requests as long as there is a valid signed authorization on record at Symetra Life. Transactions submitted by Internet will require certain identification information, such as a password or personal identification information.

Although we use reasonable procedures, including recording all telephone instructions and requiring certain personal identification information to prevent unauthorized account access, we cannot assure You that telephone or Internet activity will be completely secure or free of delays or malfunctions. If You choose to make transactions by telephone or Internet, You must be willing to assume the risk of loss that may occur despite our reasonable efforts to verify identity. We are not responsible for the negligence or wrongful acts of third parties.

POLICY LAPSE AND REINSTATEMENT

Failure to pay Planned Periodic Premium Payments will not necessarily cause a Policy to Lapse (terminate without value). Nor will paying all Planned Periodic Premium Payments necessarily prevent a Policy from lapsing. The Policy will Lapse if the Net Surrender Value is not sufficient to cover the Monthly Deduction and the Policy is not in a No Lapse Guarantee Period. More specifically, the Policy will be in default and a Grace Period of 61 days will begin if the Net Surrender Value on any Monthly Anniversary Day is less than the amount of the Monthly Deduction due on that date. This could happen if investment experience has been sufficiently unfavorable that it has resulted in a decrease in Net Surrender Value or the Net Surrender Value has decreased because the Owner has not paid sufficient Net Premium Payments to offset prior Monthly Deductions.

The Owner has a 61-day Grace Period to make a payment of premium at least sufficient to keep the Policy in force for two Policy months following the end of the Grace Period. We will mail to the Owner and to any assignee of record at their last known Address(es) of Record, notice of the premium payment or loan repayments required to prevent Lapse and to keep the Policy in force for two Policy months following the end of the Grace Period. Coverage under the Policy will continue during the Grace Period. If the Insured dies during the Grace Period, the Death Benefit payable to the Beneficiary(ies) will reflect a reduction for the Monthly Deductions due on or before the date of the Insured’s death as well as any Loan Amount or liens. Unless the amount of premium stated in the notice is paid before the Grace Period ends, the Policy will Lapse and all coverage under the Policy will end. (For this purpose, We consider payments mailed to Us as being received by Us on the date they are post-marked.) Policy Lapse may have tax consequences. See TAXES for more information.
No Lapse Guarantee. Your Policy has a no lapse guarantee that provides a period of time that Your Policy will not enter the Grace Period, even if the Net Surrender Value is insufficient to cover the Monthly Deduction. As long as You are in a No Lapse Guarantee Period, Your Policy will not enter the Grace Period and will not lapse. The amount of Your no lapse guarantee premium is shown on the Policy specifications page. After the No Lapse Guarantee period ends, the Policy Value may be insufficient to keep the Policy in force without additional premium payments made, and may lapse.

Attained Age 120. On the Monthly Anniversary Day immediately following the Insured’s reaching Attained Age 120, the Monthly Deductions will no longer apply and the Death Benefit will be changed to Death Benefit Option "A".
Reinstatement. If Your Policy lapses, You have up to three (3) years from the end of the Grace Period and while the Insured is living, to request reinstatement of Your Policy. You cannot reinstate a Policy that has been surrendered or has reached the Maturity Date. Reinstatement allows You to keep Your original Policy Date, and the surrender charge is determined using that Policy Date.
To reinstate Your Policy, You must:

•provide Us satisfactory evidence of insurability;
•pay premium in an amount sufficient to result (along with any loan repayments) in a positive Net Surrender Value; and

Definitions
•pay premium that results in Net Premium Payments in an amount that covers or exceeds the amount of Monthly Deductions for at least three months following the reinstatement date.

Coverage that We reinstate under Your Policy becomes effective on the Valuation Day that falls on or next follows the later of the date that: (i) We approve Your application for reinstatement; and (ii) We receive any premium payment required for reinstatement.
Upon reinstatement, We will reinstate any Loan Amount at the time of Policy Lapse. In addition, the surrender charge and the following riders available under the Policy will be reinstated: Accelerated Death Benefit for Chronic Illness; Accelerated Death Benefit for Chronic Illness Plus; Accelerated Death Benefit for Terminal Illness; Charitable Giving Benefit; Overloan Lapse Protection; Supplemental Protection Rider; Surrender Value Enhancement Rider; and the Waiver of Monthly Deductions Rider.
The Policy Value of a reinstated Policy is the Policy Value on the date the Policy lapsed plus the amount of the Net Premium Payments submitted with the application for reinstatement.
Unlike many companies, We do not ask You to pay premium for the period after the Policy Lapsed and before reinstatement; nor is there insurance coverage for this period.

TAXES

This section discusses how federal income tax applies to the Policy in general. This information is not complete and is not intended as tax advice. Tax laws and their interpretations are complex and subject to change. This discussion is based upon Our understanding of the present federal income tax laws. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. We cannot represent that the present federal income tax laws or their interpretation will continue. You should consult counsel or another competent tax advisor about Your individual circumstances.
TAX STATUS OF THE POLICY
If Your Policy meets certain requirements under the Code, it will be treated as life insurance for federal tax purposes and receive the tax treatment normally accorded life insurance contracts under federal tax law. Guidance as to how these requirements are to be applied is limited. Nevertheless, We believe that a policy issued on a standard class basis should satisfy the applicable requirements. There is less guidance, however, with respect to policies issued on a substandard basis, and it is not clear whether such policies will in all cases satisfy the requirements. We will monitor compliance of Your Policy with these requirements. If it is subsequently determined that a Policy does not satisfy the applicable requirements, We may take appropriate steps to bring the Policy into compliance with such requirements. We reserve the right to restrict Policy transactions in order to do so.
INVESTOR CONTROL
In general, owners of variable life insurance policies receive tax deferral while the insured is living. This favorable tax treatment allows You to control the selection of and transfer among the Subaccounts without paying income tax unless You take money out of the Policy. In certain circumstances, however, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the Subaccounts’ assets due to the ability of the owners to exercise investment control over those assets. Where this is the case, the policy owners were taxed on income and recognized gains attributable to the subaccounts’ assets. We believe Your Policy does not give You investment control over assets of the subaccounts. However, there is little guidance in the Code or Treasury Regulations in this area, and some features of the Policies, such as the flexibility to allocate premiums among Subaccounts, have not been explicitly addressed under federal tax law. If such guidance was issued, it could be applied either prospectively or retroactively and subject You to income tax consequences. The IRS issued Revenue Ruling 2003-91, which provides a safe harbor whereby the owner of a variable contract will not be treated as the owner of the underlying assets, and up to 20 investment options and 12 free transfers per year are allowed. We reserve the right to modify the Policies, such as limiting the number of transfers allowed under the Policies, to prevent You from being treated as the owner of the assets supporting the Policy.

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In addition, the Code requires that the investments of the Subaccounts meet certain diversification standards set by Treasury Regulations in order for the Policies to be treated as life insurance policies for federal income tax purposes. It is intended that the Subaccounts will satisfy these diversification requirements.
The following discussion assumes that the Policy will qualify as a life insurance contract for federal tax purposes.
As long as You do not transfer, assign, or sell Your Policy, We believe that the Death Benefit under Your Policy will not be included in Your Beneficiary’s gross income when the insured dies. If the death benefit is not received in a lump sum, however, and is instead applied under a proceeds option agreed to by Us and the Beneficiary, payments generally will be prorated between amounts attributable to the death benefit, which will be excludable from the Beneficiary’s income, and amounts attributable to interest (occurring after the Insured’s death), which will be includable in the Beneficiary’s income.
Federal, state and local transfer, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each Owner or Beneficiary. A tax advisor should be consulted on these consequences.
Generally, You will not pay income tax on the Policy Value until there is a distribution. When distributions from a Policy occur or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a “Modified Endowment Contract” (“MEC”) as described in the Code and more fully described below.

MODIFIED ENDOWMENT CONTRACTS
Under the Code, life insurance policies that are MECs are treated less favorably with respect to lifetime distributions than other life insurance policies. Because of the flexibility of the Policies as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a MEC. In general, Your Policy will be a MEC if the amount of premiums paid into the Policy causes the Policy to fail the “7-pay test.” A Policy will fail the 7-pay test if at any time in the first seven Policy Years, the amount paid into the Policy exceeds the total premiums that would have been paid for a Policy providing for paid-up future benefits after the payment of seven level annual premiums.
A Policy received in a tax-free exchange for a life insurance policy that was a MEC will also be classified as a MEC. If there is a reduction in the benefits under the Policy during the first seven Policy Years, for example, as a result of a withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced Specified Amount. If there is a “material change” in the Policy’s benefits or other terms, even after the first seven Policy Years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the Death Benefit, including increases due to the payment of unnecessary premium. Unnecessary premiums are premiums paid into the Policy that are not needed to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy Years. To prevent Your Policy from becoming a MEC, it may be necessary to limit premium payments or to limit reductions in benefits. If Your Policy was not a MEC at issue, We will monitor it to determine whether a policy transaction will cause the Policy to be classified as a MEC. If a deposit received causes Your Policy to be a MEC, We will reverse the transaction and only deposit the portion of the transaction that does not result in MEC status. You should consult with a competent advisor to determine whether a policy transaction will cause the Policy to be classified as a MEC.
DISTRIBUTIONS (OTHER THAN DEATH BENEFITS) FROM MODIFIED ENDOWMENT CONTRACTS
If Your Policy is a MEC, amounts You take out while the insured is living may be taxable income. All distributions other than death benefits, including surrenders and withdrawals, will be treated first as taxable income and then as tax-free recovery of the investment in the Policy after all gain in the Policy has been distributed. Loans taken or secured by the Policy will also be treated as distributions and taxed accordingly. There also may be 10% additional tax on distributions unless You are age 59½ or older, disabled, or take the distribution as a series of substantially equal periodic payments over Your life expectancy or the joint life expectancies of You and Your Beneficiary.
If a Policy becomes a MEC, distributions that occur during the Policy Year will be taxed as distributions from a MEC. Distributions from a Policy within two years before the Policy becomes a MEC will also be taxed as distributions from a MEC. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.
All MECs that are issued by Us (or Our affiliates) to You during any calendar year are treated as one MEC for purposes of determining the amount includable in Your income when a taxable distribution occurs.

DISTRIBUTIONS (OTHER THAN DEATH BENEFITS) FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS
If Your Policy is not a MEC, then distributions from Your Policy other than death benefits are generally treated first as a recovery of Your “investment in the policy,” and then as taxable income. Your investment in the Policy is generally the sum of

Definitions

Your premiums. When a distribution is taken from Your Policy, Your investment in the Policy is reduced by the amount of the distribution that is tax-free. This means that withdrawals are generally treated as first recovering the premiums You paid into the Policy and then as taxable income. However, certain distributions that must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes may be treated in whole or in part as ordinary income subject to tax.
Loans from, or secured by, the Policy are generally not treated as distributions. You should consult a tax advisor as to the tax treatment of such loans. Furthermore, a surrender or termination of the Policy by Lapse may have tax consequences if the Surrender Value plus outstanding Loan Amount is greater than premium paid into the Policy. If the Insured is alive on the Maturity Date and the Owner has elected not to extend insurance coverage beyond the Maturity Date, the Owner may have to pay federal income tax on the Policy Value (including any outstanding Loan Amount) that is attributable to earnings in the Subaccounts and interest in any available Fixed Account(s). Finally, neither distributions from, nor loans from or secured by, a Policy that is not a MEC are subject to the 10% additional income tax described above.

POLICY LOANS
In general, interest on a Policy loan will not be deductible. If a Policy loan is outstanding when a Policy is canceled or Lapses, the amount of the outstanding insufficiency of Policy Value will be added to the amount distributed and will be taxed accordingly. Before taking out a Policy loan, You should consult a tax advisor as to the tax consequences.

CONTINUATION BEYOND AGE 100
The federal tax consequences of continuing the Policy beyond the Insured’s Attained Age 100 are unclear. The IRS has issued Revenue Procedure 2010-28 that provides a safe harbor concerning the application of the Code requirements to life insurance contracts that have mortality guarantees based on the 2001 CSO Table and which may continue in force after an insured attains age 100. If a contract satisfies all the Code requirements using all of the Age 100 SafeHarbor Testing Method requirements set forth in Rev. Proc. 2010-28, the IRS will not challenge the qualification of that contract as life insurance under the Code. Rev. Proc. 2010-28 also states that “No adverse inference should be drawn with respect to the qualification of a contract as a life insurance contract under §7702, or its status as not a MEC under §7702A, merely by reason of a failure to satisfy all of the requirements of the Age 100 Safe Harbor.” Revenue Procedure 2018-20 modifies and supersedes Revenue Procedure 2010-28 to the extent life insurance contracts have mortality guarantees based on the 2017 CSO Table.

You should consult a tax advisor if You intend to keep the Policy in force past the Insured's Attained Age 100.

TAX WITHHOLDING
To the extent that the Policy distributions are taxable, they are generally subject to withholding at a rate of 10% for the distribution recipient’s federal income tax liability. Recipients may generally elect, however, not to have tax withheld or to have withholding done at a different rate. We may be required to withhold at a rate of 30% under the Foreign Account Tax Compliance Act (“FATCA”) on certain distributions to foreign financial institutions and non-financial foreign entities holding accounts on behalf of and/or the assets of U.S. persons unless the foreign entities provide Us with certain certifications regarding their status under FATCA on the applicable IRS forms. Prospective purchasers with accounts in foreign financial institutions or non-financial foreign entities are advised to consult with a competent tax advisor regarding the application of FATCA to their purchase situation.
BUSINESS USE OF THE POLICY
Businesses may use the Policy in various business arrangements, including non-qualified deferred compensation plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, and retiree medical benefit plans. The tax consequences of such plans will vary depending on the circumstances of the arrangement. If You are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, You should consult a qualified tax advisor.
In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. The Internal Revenue Service and the Treasury Department have issued guidance that substantially affects split-dollar arrangements. Any business considering the purchase of a new Policy or a change in an existing Policy should consult a tax advisor.
Furthermore, federal corporate governance legislation known as the Sarbanes-Oxley Act of 2002 (the “Act”) prohibits publicly traded companies from extending personal loans to their directors and officers. Under the Act, split-dollar life insurance arrangements for directors and officers of such companies may be considered a prohibited loan. It is unclear whether premiums paid in connection with such split-dollar life insurance arrangements will be considered prohibited loans under the Act.

Definitions

Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material change to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing Policy, or the purchase of a new Policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

NON-INDIVIDUAL OWNERS AND BUSINESS BENEFICIARIES OF POLICIES
If a Policy is owned or held by a corporation, trust or other entity that is not a natural person, this could jeopardize some or all of such entity’s interest deduction under Code section 264, even where such entity’s indebtedness is in no way connected to the Policy. In addition, under Code section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a Beneficiary of a Policy, the Policy could be treated as held by the business for purposes of the Code section 264(f) entity-holder rules. A qualified tax advisor should be consulted before any non-natural person is made an Owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a Beneficiary of a Policy.
EMPLOYER-OWNED LIFE INSURANCE POLICIES
Pursuant to Code section 101(j), unless certain eligibility, notice and consent requirements are satisfied, the amount excludable as a death benefit payment under an employer-owned life insurance policy will generally be limited to the premiums paid for such policy (although certain exceptions may apply in specific circumstances). An employer-owned life insurance policy is a life insurance policy owned by an employer that insures an employee of the employer and where the employer is a direct or indirect beneficiary under such policy. It is the employer’s responsibility to verify the eligibility of the intended Insured under employer-owned life insurance policies and to provide the notices and obtain the consents required by Code section 101(j). These requirements generally apply to employer owned life insurance policies issued or materially modified after August 17, 2006. A tax adviser should be consulted by anyone considering the purchase of an employer-owned life insurance policy.
TAX SHELTER REGULATIONS
We do not believe that any purchase of a Policy by an Owner pursuant to this offering will be subject to the tax shelter registration, customer list or reporting requirements under the Code and implementing regulations.
Prospective owners that are corporations should consult a tax advisor about the treatment of the Policy under the Treasury Regulations applicable to corporate tax shelters.
OTHER TAX CONSIDERATIONS
The transfer of the Policy or designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have generation skipping transfer tax consequences under federal tax law. Treasury Regulations issued under the Code may require Us to deduct the tax from Your Policy, or from any applicable payment, and pay it directly to the Internal Revenue Service. The individual situation of each Owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.
For 2021, the federal estate tax, gift tax, and generation skipping transfer tax exemptions are $11,700,000 for an individual ($23,400,000 for a married couple) and maximum rates are 40%.
The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that Your estate plan adequately addresses Your needs and those of Your beneficiaries under all possible scenarios.
The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a qualified adviser to help ensure that Your estate plan adequately addresses Your needs and those of Your beneficiaries under all possible scenarios.

MEDICARE TAX ON INVESTMENT INCOME
The 3.8% Medicare tax on investment income applies to individuals whose income exceeds certain threshold amounts. You should consult a tax advisor about the impact of this tax on distributions from the Policy.
LIFE INSURANCE PURCHASES BY RESIDENTS OF PUERTO RICO
In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service announced that income received by residents of Puerto Rico under life insurance contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

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LIFE INSURANCE PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS
Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers that are not U.S. citizens or residents are advised to consult with a qualified tax adviser regarding U.S. and foreign taxation with respect to a life insurance policy purchase.
POSSIBLE TAX LAW CHANGES
Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.
OUR INCOME TAXES
Under current federal income tax law, We are not taxed on the Variable Account’s operations. Thus, currently We do not deduct a charge from the Variable Account for federal income taxes. We reserve the right to charge the Variable Account for any future federal income taxes We may incur.
Under current laws in several states, We may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and We are not currently charging for them. If they increase, We may deduct charges for such taxes.

OTHER INFORMATION ABOUT THE POLICY

POLICY MATURITY
The “Maturity Date” is the Policy Anniversary nearest the date when the Insured reaches Attained Age 120. A Policy that is in force on the Maturity Date will automatically continue in force (unless otherwise elected by the Owner) until the death of the Insured (unless loans cause the Loan Account to exceed the Surrender Value), at which time the Death Benefit Proceeds will be paid to the Beneficiary(ies). If, however, an Owner notifies Us in writing of the Owner’s election not to extend insurance coverage beyond the Maturity Date, then the Policy will terminate and We will pay the Owner the Net Surrender Value, if any, in a single sum or, alternatively, in a settlement option (as described below) on the Maturity Date.
Note:
•If a Policy is in a Grace Period on the Maturity Date, the minimum amount required to get out of the Grace Period must be paid before that Policy can be continued.
•Coverage beyond the Maturity Date will not be extended if a Policy would fail the definition of life insurance under the Code.
•Continuing a Policy beyond the Insured’s Age 100 may have tax consequences. You should contact a tax advisor if You intend to keep the Policy in force beyond the Insured’s Age 100. See TAXES for more information.

If insurance coverage is extended beyond the Maturity Date:

•100% of an Owner’s Policy Value (less any Loan Account Value) must be transferred to the Fixed Account. Interest will be credited monthly to the Owner’s account value at an effective annual rate of at least the guaranteed minimum rate then available under the Policy.
•The Death Benefit will be changed to "Option A";
•No premium payments will be accepted.
•No monthly deductions will be taken.
•No transfers or withdrawals can be requested.
•New loans will be allowed and loan interest will continue to be charged on any Loan Amount. Loan repayments can be made.
•The Owner may surrender the Policy.

SETTLEMENT OPTIONS
We will pay Owners (including contingent Owners) or Beneficiaries (including any Contingent Beneficiaries)-each a “Payee”-the amount of any surrender proceeds, withdrawal proceeds, or Death Benefit Proceeds in a single sum unless the Owner has, by Written Notice, chosen an alternate settlement option that We make available at the time such proceeds and insurance benefits become payable. Contact Us at Our Administrative Office to obtain information about alternate settlement options.
We will transfer to the Fixed Account any amount (“Proceeds”) placed under an alternate settlement option, which amount will not be affected thereafter by the investment performance of the Variable Account. When the Proceeds are payable, We will

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inform the Payee of the rate of interest We will credit to the amounts left with Us. We will credit a minimum guaranteed rate of interest and may pay interest in excess of that guaranteed rate.
Alternate Settlement Options. The following alternate settlement options are available. Other forms of payout may be requested but are subject to the Company’s approval. Once payouts under a settlement option begin, the selected alternate settlement option cannot be changed.
1.Payments for a Specified Period. If the payments for a Specified Period Option is selected, the Company will make equal payments to the Payee for a specified number of years, at specified intervals-i.e., every 1 year, 6 months, 3 months or 1 month. The duration of the payout period and the frequency of the payments is specified at the time the settlement option is selected. The amount of each settlement payment is computed using the factors shown in Your Policy. If the Payee dies before the expiration of the specified number of years, unless instructed otherwise at the time that this settlement option is selected, the Company pays the value of the remaining payments in a single sum to the Payee’s estate.

Conditions.

1.The amount of proceeds being applied to an alternate settlement option must be at least $5,000; otherwise, the proceeds will be paid in a single sum by check.
2.The frequency of payments under a settlement option must result in installment payments of not less than $100.
3.If the Owner or Beneficiary (including any Contingent Beneficiary) receiving payment is an executor, administrator, trustee, or not a natural person, payment is made in a single sum unless We consent to payment under an alternate settlement option.
4.If the Owner has not selected a method for payment of Death Benefit Proceeds before the time of the Insured’s death, then the Beneficiary (or Contingent Beneficiary) can choose a method of payment before such Death Benefit Proceeds are paid.
5.The Owner may elect to receive the Net Surrender Value or the amount of a withdrawal in the form of an alternate settlement option at any time before payment of the surrender proceeds or withdrawal proceeds is made.

PAYMENTS WE MAKE
We usually pay the amounts of any surrender, withdrawal, or Death Benefit Proceeds involving Variable Policy Value within seven calendar days after We receive all applicable Written Notices and/or Due Proof of Death in good order at Our Administrative Office. However, We can postpone such payments if:

•the NYSE is closed (other than customary weekend or holiday closings); or
•trading on the NYSE is restricted, as determined by the SEC; or
•an emergency exists that would make the disposal of securities held in the Variable Account, or determination of their value, not reasonably practicable; or
•the SEC permits, by an order, the postponement for the protection of Owners.

If You have submitted a recent check or draft, We have the right to defer payment of surrenders, withdrawals, loans, life insurance benefit proceeds, or payments under a settlement option until such check or draft has been honored. In addition, We reserve the right to defer payment of transfers, loans, withdrawals, or surrender from the Fixed Account for the period permitted by law, but not for more than six months.
Federal laws designed to counter terrorism and prevent money laundering by criminals might, in certain circumstances, require Us to reject a premium payment and/or block an Owner’s account and thereby refuse to pay any request for transfers, withdrawals, surrenders, loans, or life insurance benefits until instructions are received from the appropriate regulators. We may also be required to provide additional information about You or Your Policy to government regulators.

MISSTATEMENT OF AGE OR GENDER
If the age or, if permitted by state law, sex of the Insured was stated incorrectly in the application (or any supplemental application), then the Death Benefit and any benefits provided under the Policy by rider or endorsement will be adjusted to the amount that would have been payable at the correct age and, if permitted by state law, sex, based on the deduction for cost of insurance and other charges (and the cost of any benefits provided by rider or endorsement) in effect on the Policy Date.

REPORTS TO POLICY OWNERS
We will send You the following statements and reports:

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•a confirmation for many significant transactions, such as changes in future premium allocations, transfers among Subaccounts, and address changes; and
•semi-annual and annual reports of the Funds.

In addition, at least annually, or more often as required by law, We will send to Owners at the last known address of the Owner and/or the last known address of an assignee of record, reports showing the following items at the end of the report period:

•current Policy Value, Surrender Value, Net Surrender Value, and Death Benefit;
•current Variable Policy Value (including each Subaccount Value), Fixed Policy Value and Loan Account Value;
•current Loan Amount;
•any premium payments, withdrawals or surrenders made, and any charges deducted since the last report;
•current Net Premium Payment allocations; and
•other information required by law.

On request, We will send You a current statement in a form similar to that of the annual statement described above. We reserve the right to limit the number of such requests or impose a reasonable charge for additional requests.
POLICY TERMINATION
Your Policy will terminate and all benefits under it will cease on the earliest of the following:

1.The date the Policy Lapses.
2.The date We receive, in good order, Your written request to surrender or terminate the Policy.
3.The date of the Insured’s death.

ASSIGNMENT
You may assign the Policy while the Insured is alive. The assignment will become effective when We receive Written Notice in good order at Our Administrative Office. We are not bound by any assignment unless we receive Written Notice of the assignment, in good order, at our Administrative Office. Your rights and those of any other person under the Policy are subject to the assignment. We are not responsible for the validity of any assignments and we are not liable for any action We take or payment We make prior to Our receipt of Written Notice. Your assignee may not change the Owner or the Beneficiary, and may not elect or change an optional method of payment. Any amount payable to the assignee will be paid in a lump sum.
An absolute assignment will be considered a change of ownership. We are not bound by any assignment which results in adverse tax consequences to the Owner, Insured or Beneficiary(ies). Assigning the Policy may have tax consequences. You should consult a tax advisor before assigning the Policy.

DISTRIBUTION OF THE POLICIES

DISTRIBUTION
The Policies are distributed by Symetra Securities, Inc. (“SSI”). They are sold by individuals who, in addition to being licensed to sell variable life insurance for Symetra Life, are also registered representatives of broker-dealers who have a current sales agreement with SSI and Symetra Life. SSI is an affiliate of Symetra Life and is located at 777 108th Avenue NE, Suite 1200, Bellevue, WA 98004. It is registered as a broker- dealer with the SEC under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). No amounts are retained by SSI for acting as principal underwriter for Symetra Life policies.
Registered representatives who solicit sales of the Policies receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the registered representative. A broker-dealer firm or registered representative may receive different commissions for selling one variable life insurance policy over another and may favor one provider over another due to different compensation rates.
We pay commissions as a percentage of premiums invested in the Policy.
To the extent permitted by rules of the FINRA, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

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No specific charge is assessed directly to Owners or the Variable Account to cover commissions and other incentives or payments described above. We do intend to recoup commissions and other sales expenses We pay, however, through fees and charges deducted under the Policy and other corporate revenue.
Because differences in compensation or incentives that a registered representative may receive for selling one product over another may create an incentive for the selling firm or its sales representatives to recommend or sell the Policy to You. You may wish to take such incentives into account when considering and evaluating any recommendations relating to the Policy.

STATE VARIATIONS
This prospectus describes the material rights, benefits and obligations under the Policy. Certain provisions of the Policy may be different from the general description in this prospectus because of variations required by state law. For example, state law may require different “free-look” (or cancellation) periods, which is the amount of time allowed to examine the Policy and return it for a refund. The state in which Your Policy is issued also governs whether certain riders, options, charges or fees are available or will vary under Your Policy. Please see APPENDIX B: STATE VARIATIONS for a listing of state variations as well as Your Policy for any state specific variations applicable to You. Any such state variations will be included in Your Policy or in endorsements or riders attached to Your Policy. You should refer to Your Policy for specific variations applicable to You. If You would like to review a copy of Your Policy and its endorsements and riders, if any, contact Our Administrative Office or Your sales representative.

GOOD ORDER
We will execute Written Notices and telephone transactions only if these are in “good order”. For Written Notices, good order means using the form provided by Us for the request or transaction, or providing in writing all the information required by the form. We accept documents constituting Written Notices by mail and facsimile transmission. Generally, for most transactions our forms require the Owner(s) name, Policy number, signatures of all Owners, assignees and irrevocable Beneficiaries, if any, and information necessary for Us to carry out the request (e.g., for transfers of Policy Value the Subaccount from which and to which Policy Value is to be transferred and the amount of the transfer; for withdrawals the Subaccount from which the withdrawal will be made and the amount of the withdrawal, as well as the party to whom a check for withdrawal proceeds must be made out to). Depending on the type of transaction, additional information may be required such as an Owner’s social security number or tax ID number, or the names or signatures of Beneficiaries or of an Owner’s spouse. For Written Notices via an Owner’s account on Our website, good order means providing PINs or meeting other security requirements. For telephone transactions, good order means We have the information on file that is required by the appropriate form or hearing that information in Your telephone instruction, as well as Us having on file a telephone transaction authorization form signed by the Owner.
Instructions relating to allocation of Net Premium Payments also must be in good order before We can apply such payments. Such instructions consist of fully completing the appropriate form or providing Us with such information by Written Notice (providing the exact name of the appropriate Subaccount).

UNCLAIMED OR ABANDONED PROPERTY
Every state has unclaimed property laws that generally provide for escheatment to the state of unclaimed property (including Death Benefit Proceeds under the Policy) under various circumstances. In addition to state unclaimed property laws, We may be required to escheat property pursuant to regulatory demand, finding, agreement or settlement. To help prevent possible escheatment of Your property, it is important that You keep Your contact and other information on file with Us up to date, including the full names, complete addresses, and any other contact or identifying information for Owners, Insureds, and Beneficiaries.
LEGAL PROCEEDINGS
We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of Our business. Such legal and regulatory matters include proceedings specific to Us and other proceedings generally applicable to business practices in the industry in which We operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, We believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the Variable Account, on SSI’s ability to perform under its principal underwriting agreement, or on Our ability to meet Our obligations under the Policy.

FINANCIAL STATEMENTS
The financial statements of Symetra Life and the Variable Account are included in the Statement of Additional Information and are prepared on a statutory basis. Our audited statutory-basis financial statements can be found online at www.symetra.com/

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regulatoryreports and are also included in the Statement of Additional Information (which is available at no charge by calling Us at 1-800-796-3872 or by writing Us at Our Administrative Office). In addition, the Statement of Additional Information is available on the SEC's website at https://www.sec.gov.

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APPENDIX A: PORTFOLIO COMPANIES AVAILABLE UNDER THE POLICY

The following is a list of Funds available under the Policy. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at www.symetra.com/regulatoryreports. You can also request this information at no cost by calling Us at 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

The current expenses and performance information below reflects fees and expenses of the Funds, but do not reflect the other fees and expenses that Your Policy charges. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

TYPE	FUND NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2020)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2020)
			1 Year	5 Year	10 Year
U.S. Equity	American Funds IS® Growth Fund - Class 1 Capital Research and Management Company	0.36%	52.45%	23.06%	17.14%
Taxable Bond	(DFA) VIT Inflation - Protected Securities Portfolio Dimensional Fund Advisors, LP	0.14%	11.72%	5.22%	NA
U.S. Equity	Fidelity® VIP Extended Market Index Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. FMR UK, FMR HK and FMR Japan serve as sub-advisers for the fund. (*)	0.13%	16.46%	NA	NA
U.S. Equity	Fidelity® VIP Index 500 Portfolio - Initial Class Fidelity Management & Research Company (FMR) is the fund's Investment Advisor. Geode serves as sub-adviser for the fund. (*)	0.10%	18.24%	15.09%	13.78%
Money Market	Goldman Sachs VIT Government Money Market Institutional Class Goldman Sachs Asset Management, L.P.	0.18% **	0.43%	1.06%	NA
Asset Allocation	Vanguard VIF - Balanced Portfolio Wellington Management Company, LLP	0.20%	10.68%	10.77%	9.88%
Asset Allocation	Vanguard VIF - Conservative Allocation Portfolio The Vanguard Group, Inc.	0.13%	11.73%	8.10%	NA
U.S. Equity	Vanguard VIF - Diversified Value Portfolio The Vanguard Group, Inc.	0.28%	11.78%	10.30%	10.60%
Taxable Bond	Vanguard VIF - High Yield Bond Portfolio Wellington Management Company, LLP	0.26%	5.67%	7.22%	6.38%
U.S. Equity	Vanguard VIF - Mid-Cap Index Portfolio The Vanguard Group, Inc.	0.17%	18.07%	13.14%	12.26%
Taxable Bond	Vanguard VIF - Total Bond Market Index Portfolio The Vanguard Group, Inc.	0.14%	7.58%	4.36%	3.71%
International Equity	Vanguard® VIF -Total International Stock Market Index Portfolio The Vanguard Group, Inc.	0.10%	11.18%	NA	NA
U.S. Equity	Vanguard VIF - Total Stock Market Index Portfolio The Vanguard Group, Inc.	0.13%	20.55%	15.23%	13.60%
We do not guarantee that each Fund will always be available for investment through the Policy.

* Fidelity and the Fidelity Investments Logo are registered service marks of FMR LLC.  Used with permission.

** Annual expenses reflect temporary fee reductions.

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APPENDIX B: STATE VARIATIONS

The following information is a summary of the states where the Accumulator Variable Universal Life Policy or certain features and/or benefits vary from the Policy's features and benefits as previously described in this prospectus. Certain provisions of the Policy may be different from the description in this prospectus due to variations required by state law. The state in which Your Policy is issued also governs whether or not certain riders, options, charges or fees are available or will vary under Your Policy. Any state variations will be included in Your Policy or in riders or endorsements attached to Your Policy.

STATE	FEATURE OR BENEFIT	VARIATION OR AVAILABILITY
Delaware	See "Death Benefit Proceeds" under the Section titled DEATH BENEFIT.	Death Benefit Proceeds will be paid from the date of death to the date of payment as an annual interest rate of 1%.
Florida	See "Cancellation Period" under the Section titled PURCHASING A POLICY	If you reside in Florida, You may cancel Your Policy within 14 days from the date You received it. If Your Policy is a replacement of another insurance or annuity contract, You may return it within 30 days from the date You received it.
See "Death Benefit Proceeds" under the Section titled DEATH BENEFIT
We will pay interest on the Death Benefit Proceeds from the date we receive Due Proof of Death to the date the claim is paid at an annual rate equal to or greater than the Moody’s Corporate Bond Yield Average.

North Dakota	See "Death Benefit Proceeds" under the Section titled DEATH BENEFIT.	Death Benefit Proceeds will be paid from the date of death to the date of payment as an annual interest rate of 1%.
South Dakota	See "Death Benefit Proceeds" under the Section titled DEATH BENEFIT.	Death Benefit Proceeds will be paid from the date of death to the date of payment as an annual interest rate of 1%.

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APPENDIX C: OPTIONAL BENEFIT EXAMPLES
EXAMPLE: ACCELERATED DEATH BENEFIT FOR CHRONIC ILLNESS RIDER
Assume that the Policy is purchased by a 65 year-old male who is a non-nicotine user and requests to accelerate 50% of the available Death Benefit. On the day we calculate the accelerated death benefit payout, the Policy Value is $69,106.53 with an outstanding Policy loan of $5,000 and no additional premiums are due. Further assume, the Death Benefit is $100,000.

Based upon the assumptions above, the following shows how we would do the calculation.
Death Benefit on the date we calculate rider benefit	=	$100,000

Requested amount to be accelerated (50% of $100,000)	=	$50,000

Less loan adjustment ($50,000 - $5,000)	=	$45,000

TOTAL ACCELERATED DEATH BENEFIT PAYOUT	=	$45,000
After the rider is exercised, the $50,000 rider accelerated amount is considered a lien and will result in the following reductions:

		After Acceleration	Assuming No Acceleration
Death Benefit Proceeds (Death Benefit minus any lien amount)	=	$50,000	$100,000

Policy Value	=	$69,106.53	$69,106.53

Outstanding Loan and Loan interest	=	$0.00	$5,000

Net Surrender Value (Policy Value minus Loan Amount)	=	$69,106.53	$64,106.53

Lien Amount	=	$50,000.00	$0.00

Amount Available for Loans or Withdrawals	=	$19,106.53	$64,106.53
EXAMPLE: ACCELERATED DEATH BENEFIT FOR CHRONIC ILLNESS PLUS RIDER
Under the Accelerated Death Benefit for Chronic Illness Plus Rider, You can access 100% of Your Death Benefit in advance if You meet the rider requirements. The benefit can be paid as either an annual single sum or through monthly payments over a 50-month period. Assume that the Owner requests to accelerate 100% of the Death Benefit, the Per Diem Limit is $400 and the Rider Benefit Balance is $115,326.

Monthly Payment of Accelerated Death Benefit Payout is the lesser of:
•2% of Your Rider Benefit Balance as of the day of the initial Payment Period; and
•The Per Diem limit multiplied by 30

Monthly Payment for First Payment Period of 12-Months

Based upon the assumptions above, the following shows how we would do the monthly payment calculation for the Initial Payment Period of 12 Months:
2% of Rider Benefit Balance (2% of $115,326)	=	$2,307

Per Diem Limit multiplied by 30 ($400 x 30)	=	$12,000

Determine Lesser Amount ($2,307 ≤ $12,000)	=	$2,307

TOTAL MONTHLY ACCELERATED DEATH BENEFIT PAYOUT	=	$2,307

Monthly Payment for Second Payment Period of 12-Months:

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Based upon the assumptions above, the following shows how we would do the monthly payment calculation for the second Payment Period of 12-Months.
Recalculate the Rider Benefit Balance (Death Benefit minus Payments Made) ($115,326 - (12 x $2,307) = $87,642)	=	$87,642
2% of Rider Benefit Balance (2% of $87,642)	=	$1,752.84

Per Diem Limit multiplied by 30 ($400 x 30)	=	$12,000

Determine Lesser Amount ($1,752.84 ≤ $12,000)	=	$1,752.84

TOTAL MONTHLY ACCELERATED DEATH BENEFIT PAYOUT	=	$1,752.84

Lump Sum Payment of Accelerated Death Benefit Payout is the lesser of:
•2% of Your Rider Benefit Balance multiplied by the number of Months in the Payment Period; and
•The per diem limit multiplied by 30 and multiplied by the number of Months in the Payment Period

Single Sum Payment for First Payment Period of 12-Months

Based upon the assumptions above, the following shows how we would do the single sum payment calculation:
2% of Rider Benefit Balance (2% of $115,326 x 12)	=	$27,684

Per Diem Limit multiplied by 30 ($400 x 30 x 12)	=	$144,000

Determine Lesser Amount ($27,684 ≤ $144,000)	=	$27,684

TOTAL SINGLE SUM ACCELERATED DEATH BENEFIT PAYOUT	=	$27,684

Single Sum Payment for Second Payment Period of 12-Months:

Based upon the assumptions above, the following shows how we would do the single sum payment calculation for the second Payment Period of 12-Months.
Recalculate the Rider Benefit Balance (Death Benefit minus Payments Made) ($115,326 - $27,684 = $87,642)	=	$87,642

2% of Rider Benefit Balance (2% of $87,642 x 12)	=	$21,034.08

Per Diem Limit multiplied by 30 ($400 x 30 x 12)	=	$144,000

Determine Lesser Amount ($21,034.08 ≤ $144,000)	=	$21,034.08

TOTAL SINGLE SUM ACCELERATED DEATH BENEFIT PAYOUT	=	$21,034.08

EXAMPLE: ACCELERATED DEATH BENEFIT FOR TERMINAL ILLNESS RIDER
Assume that the Policy is purchased by a 65 year-old male who is a non-nicotine user and requests to accelerate 70% of the available Death Benefit. On the day we calculate the accelerated death benefit payout, the Policy Value is $60,355 with an outstanding Policy loan of $5,200 and no additional premiums are due. Further assume, the Death Benefit is $800,000.

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Based upon the assumptions above, the following shows how we would do the calculation.
Death Benefit on the date we calculate rider benefit	=	$800,000

Requested amount to be accelerated (70% of $800,000)	=	$560,000

Requested Amount compared to Maximum Rider Amount		$560,000 ≥ $500,000

Accelerate Death Benefit Amount	=	$500,000
Less Loan Amount ($500,000 - $5,200)	=	494,800
TOTAL ACCELERATED DEATH BENEFIT PAYOUT	=	$494,800

After the rider is exercised, the following reductions will occur:
Death Benefit Proceeds ($800,000 -$500,000) (Death Benefit minus Accelerated Death Benefit Amount)	=	$300,000

Reduction Percentage ($500,000/$800,000) (Accelerated Amount compared to the Death Benefit at the time of exercise)	=	62.5%

Policy Value Reduction (62.5% x $60,355)	=	$37,721.88

New Policy Value ($60,355 - $37,721.88)	=	$22,633.12
EXAMPLE: CHARITABLE GIVING BENEFIT RIDER
Assume that the Policy is purchased by a 45 year-old male who is a standard non-nicotine user with a Specified Amount of $500,000. The Insured informs Us of their designed 501(f)(3) charity on the Issue Date. Upon the death of the Insured, the Charitable Giving Benefit Rider is exercised and the donation is calculated as follows:

Based upon the assumptions above, the following shows how we would do the calculation.
Donation Amount (1% x $500,000) (1% x Specified Amount)	=	$5,000

Compare Donation Amount to Rider Maximum (Donation Amount Compared to $100,000)	=	$5,000 ≤ $100,000
TOTAL AMOUNT PAID TO CHARITY	=	$5,000

Assume the same facts above except that the Specified Amount is $20,000,000. Upon the death of the Insured, the Charitable Giving Benefit Rider is exercised and the donation is calculated as follows:

Based upon the assumptions above, the following shows how we would do the calculation.
Donation Amount (1% x $20,000,000) (1% x Specified Amount)	=	$200,000

Compare Donation Amount to Rider Maximum (Donation Amount Compared to $100,000)	=	$200,000 ≥$100,000

Because 1% of the Specified Amount is greater than the Rider Maximum, We will pay the designate charity the Rider Maximum Amount.
TOTAL AMOUNT PAID TO CHARITY	=	$100,000

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EXAMPLE: OVERLOAN LAPSE PROTECTION RIDER
The Overloan Lapse Protection Rider ("OLP Rider") prevents the Policy from Lapsing due to insufficient Policy Value by waiving all future monthly deductions and charges. Assume that the Insured has submitted a Written Request to exercise the rider and We have determined that all requirements for the rider are met. Assume the following facts are true:

•Specified Amount is $1,000,000
•Policy Value is $975,000
•Loan Balance is $906,750
•OLP Rider Exercise Charge Rate is 5.0%

Based upon the assumptions above, the following shows how we would calculate the OLP Rider charge.
Policy Value multiplied by the OLP Rider Exercise Charge Rate ($975,000 x 5.0%)	=	$48,750.00
Determine if the Policy Value minus the outstanding Loan Amount is sufficient to cover the OLP Rider charge Policy Value - Loan Amount ($975,000 - $906,750 = $68,250) $68,250 ≥ $48,750
TOTAL OLP RIDER CHARGE	=	$48,750.00

After deduction of the OLP Rider charge, the remaining values would be:
Policy Value after OLP Rider charge deduction ($975,000 - $48,750)	=	$926,250.00
Net Specified Amount = Specified Amount minus Loan Amount ($1,000,000 - $906,750)	=	$93,250.00

EXAMPLE: SUPPLEMENTAL PROTECTION RIDER
Under the Supplemental Protection Rider ("SPR"), the Specified Amount of the Policy is increased by the Rider Specified Amount and provides an additional amount of coverage upon the death of the Insured. Assume that the Policy is purchased by a 45 year-old male super preferred, non-nicotine user and the following facts are true:

•Specified Amount is $500,000
•Rider Specified Amount is $400,000
•SPR COI Rate is 0.21
•Death Benefit Option is A
•Death Benefit discount factor is 1.0008295

The SPR Charge will be calculated on each Monthly Anniversary Day and is equal to the SPR Net Amount at Risk divided by $1,000; and multiplied by the cost of insurance rate.

Based upon the assumptions above, the following shows how we would calculate the SPR charge in Policy Year 1:
Determine the SPR Net Amount at Risk (Death Benefit discounted for the upcoming month minus the Policy Value.)
Determine discounted Death Benefit Death Benefit divided by the Death Benefit discount factor ($400,000/1.0008295)	=	$399,668.48
Because the SPR has no Policy Value, the SPR Net Amount at Risk is equal to $399,668.48-$0	=	$399,668.48
Determine the SPR COI Charge (Net Amount at Risk multiplied by the SPR COI rate divided by $1,000)
Multiple Net Amount at Risk by SPR COI Rate ($399,668.48 x 0.21)	=	$83,930.38
Divide amount in previous step by $1,000 ($83,930.38/$1,000)	=	$83.93
TOTAL SPR CHARGE FOR POLICY YEAR 1 (Deducted each Monthly Anniversary Day)	=	$83.93

Definitions
EXAMPLE: SURRENDER VALUE ENHANCEMENT RIDER
Under the Surrender Value Enhancement Rider, the Net Surrender Value of the Policy is increased by replacing the surrender charges with an alternate surrender charge schedule. Assume that the Policy is purchased by a 45 year-old male super preferred, non-nicotine user and the Specified Amount is $500,000. The table below shows the effect of the rider benefit.

	Policy Issued without SVE Rider	Policy Issued with SVE Rider
Specified Amount	$500,000.00	$500,000.00
Premium Payments made during Policy Year 1	$40,000.00	$40,000.00
Monthly Deductions	$1,200.00	$1,200.00
SVE Rider Exercise Fee	$0.00	$500.00
Policy Value at End of Policy Year 1 ($40,000 - $1,200 - SVE Rider Fee)	$38,800.00	$38,300.00
Assume at the end of Policy Year 1, You request a full surrender of Your Policy
Surrender Charge per $1,000 of Specified Amount	$37.39	$3.73
Specified Amount Divided by $1,000	$500,000/$1,000 = $500	$500,000/$1,000 = $500
Surrender Charge Deducted (Surrender Charge per $1,000 of Specified Amount x $500)	$37.39 x 500 = $18,695	$3.73 x 500 = $1,865
Deduct Surrender Charge From Policy Value	$38,800 - $18,695 = $20,105	$38,300 - $1,865 = $36,435
NET SURRENDER VALUE	$20,105.00	$36,435.00

EXAMPLE: WAIVER OF MONTHLY DEDUCTIONS RIDER
Under the Waiver of Monthly Deductions Rider (“WMD Rider”), We will waive monthly deductions for Your Policy while the Insured is Totally Disabled, as defined in the rider. Assume that the Policy is purchased by a 45 year-old male super preferred, non-nicotine user and the sum of monthly deductions (including rider charges) is $1,200.

The WMD Rider Charge will be calculated on each Monthly Anniversary Day and is equal to:
•The sum of Your Policy’s monthly deductions; multiplied by
•The rider charge rate as shown on the WMD Rider Specification Page that is based upon Your Attained Age. The rider charge rate is per $100 of WMD benefit amount.

Based upon the assumptions above, the following shows how we would calculate the WMD Rider charge in Policy Year 1:
Determine the monthly deduction amount for the Policy in Policy Year 1	=	$1,200.00
Determine Rider Charge Rate for Attained Age 45 for a $1,200 monthly deduction $10 x (1,200/100) = 120	=	$120.00
TOTAL WMD RIDER CHARGE FOR POLICY YEAR 1 (Deducted each Monthly Anniversary Day)	=	$120.00

Based upon the assumptions above, the following shows how we would calculate the WMD Rider charge in Policy Year 11:
Determine the monthly deduction amount for the Policy in Policy Year 11	=	$1,200.00
Determine Rider Charge Rate for Attained Age 55 for a $1,200 monthly deduction $25 x (1,200/100) =	=	$300.00
TOTAL WMD RIDER CHARGE FOR POLICY YEAR 11 (Deducted each Monthly Anniversary Day)	=	$300.00

Definitions

Assume that during Policy Year 11, at Attained Age 55, the Insured submits a claim under the WMD Rider and the following dates apply:
•Total Disability Began on January 1st
•Claim received on September 1st
•Monthly Anniversary Day is the 5th of every month
•Claim approved September 15th

Based upon the assumptions above, once the WMD Rider claim was approved, We would take the following steps:
Credit to the Policy Value the amount of monthly deductions taken since the date Total Disability began ($300 x 9 months (January to September)) = $2,700 =	$2,700.00

Because the Total Disability began before Attained Age 60, we will waive all future monthly deductions for as long as the Total Disability continues.

Now assume that the insured submits a claim in Policy Year 18 at Attained Age 62 using the same dates above:
Because the Total Disability began after Attained Age 60 but before Attained Age 65, we will waive all future monthly deductions until Attained Age 65 or for two years from the date Total Disability began, whichever is later. In this scenario, We would waive monthly deductions until Attained Age 65.

Now assume that the insured submits a claim in Policy Year 20 at Attained Age 64 using the same dates above:
We would waive all future monthly deductions until Attained Age 65 or for two years from the date Total Disability began, whichever is later. In this scenario, We would waive monthly deductions for two years from the date Total Disability began.

Definitions

PROSPECTUS BACK COVER
Personalized Illustrations of Policy Benefits. To help You understand how Your Policy Values could vary over time under different sets of assumptions, We will provide You upon request, with certain personalized hypothetical illustrations showing the Death Benefit, Surrender Value and Policy Value. These hypothetical illustrations will be based on the Attained Age and underwriting characteristics of the Insured under Your Policy and such factors as the Specified Amount, Death Benefit, premium payment amounts, and hypothetical rates of return (within limits) that You request. The illustrations are not a representation or guarantee of investment returns or Policy Value. We currently do not charge for these illustrations, but We reserve the right to charge up to $25 if We provide more than one illustration in a Policy Year.
INQUIRIES You can make inquiries regarding Your Policy, request additional information and get a free copy of this prospectus and SAI, a prospectus for any of the Funds, a personalized illustration or discuss Your questions about Your Policy by contacting Us.
1.If You choose to make Your Initial Premium Payment by check directly to Us, please contact Our new business address:

PO Box 35020
Seattle, WA 98124

2. For general correspondence and Written Notice, please contact Our Administrative Office at:

P.O. Box 34690
    Seattle, WA 98124
    Telephone: 1-800-796-3872
Facsimile: 1-866-719-3124

For premium payments after Your Policy is issued, please contact Us at:

P.O. Box 34815
Seattle, WA 98124

3.For overnight mail, please contact Us at Our Home Office, located at:

777 108th Ave. NE, Suite 1200
Bellevue, WA 98004
4.On the Internet, please go to: www.symetra.com/regulatoryreports

The SAI provides more detailed information about the Variable Account. The current SAI is on file with the SEC, and is incorporated into this prospectus by reference and is legally considered part of this prospectus.
Reports and other information about the Policy and the Variable Account are available on the SEC’s Web site at http://www.sec.gov You can also get copies, for a fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR Contract Identifier: ____________

[__________________, 2021]
STATEMENT OF ADDITIONAL INFORMATION
to
ACCUMULATOR VARIABLE UNIVERSAL LIFE

FLEXIBLE PREMIUM ADJUSTABLE VARIABLE LIFE INSURANCE POLICY
funded through
SYMETRA SEPARATE ACCOUNT SL
by
SYMETRA LIFE INSURANCE COMPANY
Administrative Office:
P.O. Box 34690
Seattle, WA 98124

This Statement of Additional Information ("SAI") is not a prospectus. Terms used in this SAI have the same meanings as in the prospectus for the Policy.

The prospectus for the Accumulator Variable Universal Life flexible premium adjustable variable life insurance policy concisely sets forth information that a prospective investor should know before investing. For a copy of the prospectus dated [________________, 2021], visit Us at www.symetra.com/regulatoryreports, call 1-800-796-3872 or write to Symetra Life Insurance Company, P.O. Box 34690, Seattle, Washington 98124.

SAI - Table of Contents

SAI - Table of Contents
GENERAL INFORMATION
Symetra Life Insurance Company (“Symetra Life”, “We”, and “Us”) is an Iowa stock life insurance company and is engaged primarily in insurance and financial services businesses. Symetra Life was organized under Washington law on January 23, 1957, and redomesticated to Iowa in 2014. Symetra Life is a wholly owned subsidiary of Symetra Financial Corporation, which, in turn, is a wholly owned subsidiary of Sumitomo Life Insurance Company, a Japanese mutual life insurer (sougo kaisha) with its headquarters in Tokyo, Japan.

Symetra Separate Account SL (“Variable Account”) is a separate account that was established under Washington law on November 6, 1986, and reestablished under Iowa law on July 1, 2014. The Variable Account holds the assets that underlie Policy Values invested in the Subaccounts. The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (“1940 Act”).
THE POLICY-GENERAL MATTERS

Our Right to Contest the Policy
In issuing the Policy, We rely on all statements made by or for the Insured in the application (or in any supplemental application). Therefore, if You make any material misrepresentation of a fact in the application (or any supplemental application), then We may contest the Policy's validity or may resist a claim under the Policy for two years from the Issue Date.

When permitted by law in the jurisdiction in which the Policy is delivered, in the absence of fraud in the procurement of the Policy, We cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the Insured's lifetime for two years from the Issue Date, or if reinstated, for two years from the date of reinstatement.

Suicide Exclusion
If the Insured commits suicide, while sane or insane, within two years of the Issue Date, the Policy will terminate and Our liability is limited to an amount equal to the premiums paid, less any withdrawals and minus any Loan Amount. We will pay this amount to the Beneficiary in a single sum.

If the Policy lapses and is reinstated and the Insured later commits suicide, while sane or insane, within two years of the reinstatement date, the Policy will terminate and Our liability is limited to an amount equal to the Policy Value reinstated plus premiums paid after reinstatement, less any withdrawals and minus any Loan Amount. We will pay this amount to the Beneficiary in a single sum.

If the Insured commits suicide, while sane or insane, within two years from the effective date of any increase in Specified Amount that was requested by You and subject to evidence of insurability, We will not pay a Death Benefit on that increase. We will refund the monthly deductions for that increase.

Changes to the Policy
Any modifications or waiver of any rights or requirements under the Policy must be in writing and signed by an authorized officer of the Company. No agent may bind us by making any promise not contained in the Policy.

If any modifications are made, We will make any appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, the Policy provides that such provision be deemed to be amended to conform with such laws.

Potential Conflicts of Interest
For a discussion of the potential conflicts of interest that may arise as a result of the sale of Fund shares to separate accounts that support variable annuity contracts, variable life insurance policies, and certain qualified pension and retirement plans, as well as the sale of Fund shares to the separate accounts of insurance companies that are not affiliated with Symetra Life, see the prospectuses for the Funds.
NON-PRINCIPAL RISKS
Cyber Security Risks
We rely heavily on interconnected computer systems and digital data to conduct Our variable product business activities. Because Our variable product business is highly dependent upon the effective operation of Our computer systems and those of
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SAI - Table of Contents
Our business partners, Our business is potentially vulnerable to disruptions from utility outages and other problems, and susceptible to operational and information security risks resulting from information systems failure (hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, and unauthorized release of confidential customer information. For instance, cyber-attacks may: interfere with Our processing of Policy transactions, including the processing of orders from Our website or with the Funds; cause the release and possible destruction of confidential customer or business information; impede order processing; subject Us and/or Our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. Cyber security risks may also affect the Funds.
Delays in Policy Administration
Delays in Policy administration may occur in the event of severe weather, natural disasters, a public health crisis, pandemic, or the closure of one or more of our offices, or in the event of interruptions in mail delivery, telephone communications, or other electronic communications beyond our control.
SERVICES
Independent Registered Public Accounting Firm: The statutory-basis financial statements of Symetra Life Insurance Company, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in capital and surplus and cash flow for each of the three years in the period ended December 31, 2020, and the related notes to the financial statements, and the financial statements of Symetra Separate Account SL as of December 31, 2020, and for each of the two years in the period ended December 31, 2020 are incorporated in the SAI by reference to the filed Form N-VPFS.

The financial statements for the fiscal year ending December 31, 2020 have been audited by [__________], independent auditor, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. The principal business address of [_____] is [____________________].

The financial statements for the fiscal year ending December 31, 2019 and 2018 have been audited by [__________], independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. The principal business address of [_________] is [____________].

UNDERWRITING
Symetra Life gathers certain information about an applicant's age, health, occupation, avocation, finances, if permitted by state law, sex and other factors that impact mortality risk. Such information is gathered through use of applications, medical examinations, attending physician statements, personal interviews and other authorized methods to determine the appropriate risk classification. Symetra Life uses the 2017 Commissioners’ Standard Ordinary Mortality Tables, and if permitted by state law, Male or Female to determine the maximum cost of insurance for each Insured.
PRINCIPAL UNDERWRITER - DISTRIBUTION
We currently offer the Policies on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.

Symetra Securities, Inc. ("SSI") acts as the principal underwriter for the Policies. SSI is an affiliate of Symetra Life and each is a wholly-owned subsidiary of Symetra Financial Corporation. SSI is located at 777 108th Avenue NE, Suite 1200, Bellevue, Washington 98004. SSI is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 and is a member of FINRA.

The Policies are offered to the public through sales representatives of broker-dealers ("selling firms") that have entered into selling agreements with Us and with SSI.

For the years ended December 31, 2020, 2019, and 2018, SSI received $3,668,872, $1,285,211.46 and $2,769,054, in commissions for the distributions of all policies funded through the Variable Account. SSI does not anticipate retaining any portion of any commissions paid for the distribution of Policies funded through the Variable Account.
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SAI - Table of Contents
LEGAL MATTERS
Rachel Dobrow Stone, Senior Counsel of Symetra Life Insurance Company, has provided legal advice on certain matters in connection with the issuance and operation of the Policy.

FINANCIAL STATEMENTS

The financial statements of the Separate Account as of December 31, 2020 and for each of the two years in the period ended December 31, 2020, the financial statements and related financial statement schedules of Symetra Life Insurance Company as of December 31, 2020 and December 31, 2019, for each of the three years in the period ended December 31, 2020, and the accompanying Reports of Independent Registered Public Accounting Firms appear in the Statement of Additional Information are incorporated herein by reference to the Form N-VPFS filed on [________________.]
4

SYMETRA SEPARATE ACCOUNT SL
PART C
OTHER INFORMATION

Item  30. Exhibits

Exhibit		Description	Reference
a.		Resolution of Board of Directors of Symetra Life authorizing the Separate Account	8/
b.		Custodian Agreement	Not Applicable
c.	(i) (ii)	Principal Underwriter's Agreement, as Amended Form of Broker-Dealer Selling Agreement	8/ 3/
d.	(i)	Flexible Premium Variable Adjustable Life Insurance Policy	Filed Herewith
	(ii)	Accelerated Death Benefit for Chronic Illness Rider	1/
	(iii)	Accelerated Death Benefit for Terminal Illness Rider	5/
	(iv)	Charitable Giving Benefit Rider	6/
	(v)	a.Accelerated Death Benefit for Chronic Illness Plus Rider	6/
		b. Chronic Illness Plus Specifications Page	6/
	(vi)	Endorsement to Accelerated Death Benefit for Chronic Illness Rider and Accelerated Death Benefit for Chronic Illness Plus Rider	6/
	(vii)	Surrender Value Enhancement Rider	Filed Herewith
	(viii)	Overloan Protection Rider	Filed Herewith
	(ix)	Waiver of Monthly Deductions Rider	Filed Herewith
	(x)	Supplemental Protection Rider	Filed Herewith
e.		Application	Filed Herewith
f.	(i)	Amended and Restated Articles of Incorporation of Symetra Life Insurance Company	2/
	(ii)	Bylaws of Symetra Life Insurance Company Effective July 1, 2014	2/
g.		Redacted Copy of Reinsurance Agreement	To be filed by Amendment
h.	(i)	Participation Agreement (American Funds)	4/

	(ii)	Participation Agreement (DFA)	Filed Herewith

	(iii)	Participation Agreement (Fidelity)	9/
		Amendment No. 1 to Participation Agreement (Fidelity)	7/
		Amendment No. 2 to Participation Agreement (Fidelity)	13/
		Amendment No. 3 to Participation Agreement (Fidelity)	12/
		Amendment No. 4 to Participation Agreement (Fidelity)	11/
		Amendment No. 5 to Participation Agreement (Fidelity)	10/
		Amendment No. 6 to Participation Agreement (Fidelity)	Filed Herewith

	(iv)	Participation Agreement as amended (Goldman Sachs)	Filed Herewith

	(v)	Participation Agreement, as Amended (Vanguard)	3/
		Amendment to Participation Agreement (Vanguard)	1/

i.		Administrative Contracts	Not Applicable
j.		Other Material Contracts	Not Applicable
k.		Opinion and Consent of Counsel	Filed Herewith
l.		Opinion and Consent of Actuary	Not Applicable
m.		Sample Calculation	Not Applicable
n.		Other Opinions
	(i)	Consent of Independent Auditor	To be filed by Amendment
	(ii)	Consent of Independent Auditor	To be filed by Amendment
o.		Omitted Financial Statements	Not Applicable
p.		Initial Capital Agreements	Not Applicable
q.		Redeemability Exemption: Description of Symetra Life Insurance Company's Issuance, Transfer and Redemption Procedures for Policies	To be filed by Amendment
r.		Form of Initial Summary Prospectus	Filed Herewith

Reference	Description
1/	Incorporated by reference to Pre-Effective Amendment No. 2 to Form N-6 registration statement of Registrant filed with the SEC on April 30, 2018 (File No. 333-213191).
2/	Incorporated herein by reference to Post-Effective Amendment No. 32 on Form N-4 registration statement of Separate Account C filed with the SEC on July 2, 2014 (File No. 33-69712).
3/	Incorporated herein by reference to Amendment No. 28 on Form N-6 registration statement of Registrant filed with the SEC on August 18, 2016 (File No. 333-213191).
4/	Incorporated by reference to Post-Effective Amendment No. 43 on Form N-4 registration statement of Resource Variable Account B filed with the SEC on January 30, 2013 (File No. 333-178461).
5/	Incorporated by reference to Post-Effective Amendment No. 4 to Form N-6 registration statement of Registrant filed with the SEC on August 9, 2019 (File No. 333-213191).
6/	Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 registration statement of Registrant filed with the SEC on November 18, 2016 (File No. 333-213191).
7/	Incorporated by reference to Post-Effective Amendment No. 1 on Form N-4 registration statement of Registrant filed with the SEC on January 31, 2008 (File No. 333-137411).
8/	Incorporated by reference to Post-Effective Amendment No. 7 to Form N-6 registration statement of Registrant filed with the SEC on April 30, 2020 (File No. 333-213191).
9/	Incorporated by reference to Post-Effective Amendment No. 34 on Form N-6 registration statement of Registrant filed with the SEC on April 30, 2007 (File No. 333-30329).
10/	Incorporated by reference to Post-Effective Amendment No. 47 on Form N-4 registration statement of Resource Variable Account B filed with the SEC on April 30, 2014 (File No. 333-178461).
11/	Incorporated by reference to Post-Effective Amendment No. 29 on Form N-4 registration statement of Symetra Separate Account C filed with the SEC on April 30, 2012 (File No. 33-69712).

Reference	Description
12/	Incorporated by reference to Post-Effective Amendment No. 28 on Form N-4 registration statement of Symetra Separate Account C filed with the SEC on April 29, 2011 (File No. 33-69712).
13/	Incorporated by reference to Post-Effective Amendment No. 38 on Form N-4 registration statement of Symetra Separate Account C filed with the SEC on April 29, 2020 (File No. 33-69712).
Item 31. Directors and Officers of the Depositor

Set forth below is a list of each director and officer of Symetra Life who is engaged in activities relating to Symetra Separate Account SL or the variable life insurance policies offered through Symetra Separate Account SL.

Name	Positions with Symetra	Principal Business Address
Ashlock, Dena S.	Senior Vice President, Chief Actuary and Chief Risk Officer	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Balkovetz, Chantel L.	Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Bouvier II, Phillippe D.	Senior Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Brooks, Tommie D.	Director, Chief Financial Officer and Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Chandler, Darlene K.	Senior Vice President and Associate General Counsel	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Diouf, Anne-Marie	Senior Vice President and Chief Human Resources Officer	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Falls, Stephanie A.	Vice President and Chief Compliance Officer of the Separate Account	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Fry, Stephanie L.	Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Henderson, Maureen H.	Senior Vice President and Chief Compliance Officer	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Herzberg, Keren A.	Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Hunt, Mark E.	Director, Chief Investment Officer and Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Kneisley, Joel C.	Senior Vice President and Chief Information Officer	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
LaVoice, Richard G.	Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Meister, Margaret A.	Director and President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Monti, Harry S. Jr.	Director and Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Name	Positions with Symetra	Principal Business Address
Murphy, Colleen M.	Senior Vice President, Controller and Treasurer	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Sasagawa, Muneo	Director	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Severin, Wesley W.	Director and Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Sho, Tetsuya	Director	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Smolinksi, Richard P.	Senior Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Stenberg, Jon S.	Director and Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Veneziani, Jacqueline M.	Director, Senior Vice President, General Counsel and Secretary	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Item 32. Persons Controlled By or Under Common Control With the Depositor or Registrant

No person is directly or indirectly controlled by Symetra Separate Account SL (“Registrant”). Symetra Life established Registrant by resolution of its Board of Directors. Symetra Life is a wholly owned subsidiary of Symetra Financial Corporation. Symetra Financial Corporation is organized under Delaware law and Symetra Life is organized under Iowa law. All subsidiaries are included in the financial statements. Following is the organizational chart of Symetra Financial Corporation.

Item 33. Indemnification

As more fully set forth in its Bylaws, Symetra Life, to the maximum extent it is empowered by the Iowa Business Corporation Act, Iowa Code Chapter 490, shall indemnify and advance expenses to any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including a grand jury proceeding) and whether formal or informal, by reason of the fact that such person (a) is or was a director or officer of the corporation, or (b) while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee, agent, partner or trustee (or in a similar capacity) of another corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan, against reasonable expenses (including attorneys’ fees), judgments, fines, penalties, including an excise tax assessed with respect to an employee benefit plan, and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding or any appeal thereof.

Under certain Director and Officer Indemnification Agreements (“Agreement(s)”) between Symetra Life’s parent company, Symetra Financial Corporation, and directors and/or certain officers of Symetra Life (“Indemnitees”), Symetra Financial Corporation indemnifies and holds harmless Indemnitees, to the full extent permitted by the laws of the State of Delaware in effect at the time the Agreement is effective or as such laws may from time to time be amended, against all Indemnifiable Losses related to, resulting from or arising out of any Claim (subject to certain exceptions) where:

1.“Claim” means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, investigative or other, in which the Indemnitee is a party or reasonably could be made a party, is threatened to be made a party or is involved by reason of the fact that (i) Indemnitee is or was a director, officer, employee or agent of the Company and/or of a subsidiary of the Company, or (ii) Indemnitee is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, non-profit organization, joint venture, trust or other enterprise. Inclusion of the Indemnitee’s role with such an enterprise (including, for example, service on the board of directors of a non-profit organization) on a list approved from time to time by the Chief Executive Officer or Chief Financial Officer of the Company shall constitute service “at the request of the Company” for purposes of clause (ii) in the preceding sentence.

2.“Expenses” includes all direct and indirect costs and expenses of any type whatsoever (including without limitation all attorneys’ and experts’ fees, expenses and charges) and all other costs, expenses and obligations actually and reasonably paid or incurred by Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim; and

3.“Indemnifiable Losses” means any and all Expenses, damages, losses, liabilities, judgments, fines, penalties and amounts paid in settlement (including without limitation all interest, assessments and other charges paid or payable in connection with or in respect of any of the foregoing) (collectively, “Losses”) reasonably incurred by Indemnitee relating to, resulting from or arising out of any Claim.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Symetra Life pursuant to such provisions of the bylaws, statutes, agreements, or otherwise, Symetra Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Symetra Life or Symetra Financial Corporation of expenses incurred or paid by a director, officer or controlling person of Symetra Life in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the contracts issued by the Separate Account, Symetra Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.

Item 34. Principal Underwriters

a.     Symetra Securities, Inc., the principal underwriter for the Policies, also acts as the principal underwriter for other Symetra Life individual flexible premium variable life insurance policies, Symetra Life individual variable annuity contracts, Symetra Life’s group variable annuity contracts and Symetra Life's index-linked annuity contracts.

b.     The following information is provided for each officer and director of the principal underwriter:

Name	Positions and Offices with Underwriter	Principal Business Address
Balkovetz, Chantel L.	Director	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Bodmer, Julie M.	Assistant Secretary	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Chandler, Darlene K.	Secretary	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Ellis, Courtney L.	Chief Operating Officer	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Farrell, Andrew M.	Chairman of the Board and President	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Hansen Jr., Stewart J.	Assistant Treasurer	777 108th Ave NE, Suite 1200 Bellevue, WA 98004

Name	Positions and Offices with Underwriter	Principal Business Address
Murphy, Colleen M.	Director, Chief Financial Officer, Treasurer and Financial and Operations Principal	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Norberg, Kristin R.	Vice President	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Pessoa, Melissa	Assistant Treasurer	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Rabin, Kevin W.	Director	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Sanders, Barbara	Chief Compliance Officer	777 108th Ave NE, Suite 1200 Bellevue, WA 98004

c.    During the fiscal year ended December 31, 2020, Symetra Securities, Inc. received $3,668,872 in commissions for the distribution of certain variable life insurance policies in connection with Registrant of which no payments were retained. Symetra Securities, Inc. did not receive any other compensation in connection with the sale of Registrant's policies.

Item 35. Location of Accounts and Records

This information is omitted as it is provided in the Registrant’s most recent report on Form N-CEN.

Item 36. Management Services

Not Applicable

Item 37. Fee Representations

Symetra Life hereby represents that the fees and charges deducted under the Accumulator Variable Universal Life Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Symetra Life.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the City of Bellevue and State of Washington, on this 10th day of June, 2021.

Symetra Separate Account SL (Registrant)		Symetra Life Insurance Company (Depositor)
By:	Symetra Life Insurance Company	By:	Margaret A. Meister
Margaret A. Meister, Director
By:	Margaret A. Meister
Margaret A. Meister, Director

Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacities and on the date indicated below.

NAME	TITLE	DATE
Tommie D. Brooks Tommie D. Brooks	Director, Chief Financial Officer,Executive Vice President (Principal Accounting Officer & Principal Financial Officer)	June 9, 2021
Mark E. Hunt Mark E. Hunt	Director, Chief Investment Officer and Executive Vice President	June 10, 2021
Margaret A. Meister Margaret A. Meister	Director and President (Principal Executive Officer)	June 9, 2021
Harry S. Monti, Jr. Harry S. Monti, Jr.	Director and Executive Vice President	June 9, 2021
Muneo Sasagawa Muneo Sasagawa	Director	June 9, 2021
Wesley W. Severin Wesley W. Severin	Director and Executive Vice President	June 9, 2021
Tetsuya Sho Tetsuya Sho	Director	June 9, 2021
Jon S. Stenberg Jon S. Stenberg	Director and Executive Vice President	June 9, 2021
Jacqueline M. Veneziani Jacqueline M. Veneziani	Director, General Counsel, Senior Vice President and Secretary	June 9, 2021

EXHIBITS
Filed Herewith

Exhibit		Description
d.	(i.)	Flexible Premium Variable Adjustable Life Insurance Policy
d.	(vii)	Surrender Value Enhancement Rider
d.	(viii)	Overloan Protection Rider
d.	(ix)	Waiver of Monthly Deductions Rider
d.	(x)	Supplemental Protection Rider
e.		Application
h.	(ii.)	Participation Agreement (DFA)
h.	(iii)	Amendment to Participation Agreement (Fidelity)
h.	(iv)	Participation Agreement as amended (Goldman Sachs)
k.		Opinion and Consent of Counsel
r.		Form of Initial Summary Prospectus